Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of

June 3, 2011

by and among

Dynamics Research Corporation

DRC-Prize Acquisition, Inc.

High Performance Technologies, Inc.

and

the Principal Equity Holders named herein

Table of Contents

Page

ARTICLE 1 THE MERGER		2
1.1	The Merger.	2
1.2	Effective Time.	2
1.3	Effect of the Merger.	2
1.4	Articles of Incorporation; Bylaws.	2
1.5	Directors and Officers.	2
1.6	Effect of Merger on Capital Stock.	3
1.7	Payments at Closing.	3
1.8	Adjustments to Total Consideration.	6
1.9	Surrender of Certificates.	9
1.1	Further Ownership Rights in Company Stock	9
1.11	Further Action	10
1.12	Dissenting Shares.	10
1.13	The Closing.	11
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL SHAREHOLDERS		11
2.1	Authorization of Transaction; Binding Agreement.	11
2.2	Noncontravention.	11
2.3	Ownership of Shares.	12
2.4	Consents	12
2.5	Litigation.	12
2.6	Brokers.	12
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12
3.1	Organization, Qualification and Corporate Power	12
3.2	Authorization of Transaction	13
3.3	No Conflicts; Consents.	13
3.4	Corporate Records; Directors and Officers.	13

i

3.5	Capitalization.	13
3.6	Subsidiaries; Joint Ventures.	14
3.7	Compliance.	14
3.8	Financial Statements; Liabilities; Accounts Receivable.	14
3.9	Changes.	16
3.1	Tax Matters.	16
3.11	Permits.	17
3.12	Real Property.	17
3.13	Personal Property.	18
3.14	Intellectual Property.	18
3.15	Certain Business Relationships with the Company.	19
3.16	Banking Relationships.	20
3.17	Material Contracts.	20
3.18	Government Contracts.	21
3.19	Insurance.	24
3.2	Litigation; Insolvency Proceedings..	24
3.21	Personnel.	24
3.22	Employee Benefits.	25
3.23	Environmental Matters.	28
3.24	Customers and Suppliers.	28
3.25	No Other Representations and Warranties.	29
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB		29
4.1	Organization.	29
4.2	Authorization of Transaction.	29
4.3	No Conflicts; Consents.	30
4.4	Brokers’ Fees.	30
4.5	Cash Available.	30
4.6	Investment Intent.	30
4.7	Parent and Merger Sub Acknowledgement.	30
ARTICLE 5 PRE-CLOSING COVENANTS		31
5.1	Conduct of Business by Company Pending the Sale.	31
5.2	Control of Operations.	33

5.3	No Solicitation.	33
5.4	Agreement to Cooperate.	33
5.5	Access to Information and Employees.	34
5.6	Notification of Certain Matters.	34
5.7	Legal Privileges.	34
5.8	Filings and Authorizations; Consummation.	35
5.9	Company Shareholder Approval	35
ARTICLE 6 CONDITIONS PRECEDENT TO CLOSING
6.1	Conditions Precedent to Obligation of the Parent and Merger Sub.	36
6.2	Conditions Precedent to Obligation of the Company and the Principal Equity Holders .	38
ARTICLE 7 TERMINATION		39
7.1	Termination.	39
7.2	Effect of Termination.	40
ARTICLE 8 POST-CLOSING COVENANTS		40
8.1	General.	40
8.2	Litigation Support.	40
8.3	Employee Benefits Matters.	41
ARTICLE 9 INDEMNIFICATION		42
9.1	Survival.	42
9.2	Indemnification Provisions for Benefit of the Parent and Merger Sub.	42
9.3	Indemnification Provisions for Benefit of the Principal Equity Holders.	43
9.4	Claim Procedure.	43
9.5	Claims Between the Parties.	43
9.6	Defense of Third Party Claims.	44
9.7	Limitations on Liability.	44
9.8	Subrogation.	47
9.9	Exclusive Remedy.	47
9.1	Mitigation.	47
9.11	Adjustment to Total Consideration.	47
ARTICLE 10 TAX MATTERS		47
10.1	Tax Periods Ending on or Before the Closing Date.	47
10.2	Tax Periods Beginning Before and Ending After the Closing Date.	48
10.3	Structuring Transaction-Related Expenses	48

10.4	Amended Returns.	48
10.5	Refunds and Tax Benefits.	49
10.6	Cooperation on Tax Matters.	49
10.7	Section 338(h)(10) Election.	50
10.8	Section 338(g) Election.	50
10.9	Tax Matters.	50
10.1	Transfer Taxes and Fees.	51
ARTICLE 11 MISCELLANEOUS		51
11.1	Public Statements.	51
11.2	No Third-Party Beneficiaries.	52
11.3	Entire Agreement.	52
11.4	Succession and Assignment.	52
11.5	Counterparts.	52
11.6	Headings.	52
11.7	Notices.	52
11.8	Governing Law.	53
11.9	Amendments and Waivers.	53
11.1	Severability.	54
11.11	Expenses.	54
11.12	Construction.	54
11.13	Incorporation of Exhibits.	54
11.14	Specific Performance.	54
11.15	Submission to Jurisdiction.	55
11.16	Representative.	55

Agreement and Plan of Merger

This Agreement And Plan Of Merger (the “Agreement”) is entered into as of June 2, 2011, by and among Dynamics Research Corporation, a Massachusetts corporation (the “Parent”), DRC-Prize Acquisition, Inc., a Florida corporation and wholly-owned subsidiary of Parent (“Merger Sub”), High Performance Technologies, Inc., a Florida corporation (the “Company”), the Principal Equity Holders and Timothy P. Keenan, as the representative of the Shareholders and Principal Equity Holders (the “Representative”).  The Parent, the Company, the Principal Equity Holders and the Representative are sometimes individually referred to herein as a “Party” and collectively herein as the “Parties.”  To the extent that capitalized terms are not defined in the text hereof, such terms shall have the meanings set forth in Exhibit A hereto.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of such corporations and their respective stockholders that Merger Sub be merged with and into the Company with the Company being the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, such Boards of Directors have approved the Merger, pursuant to which each outstanding share of Company Stock will be converted as of the Effective Time (as hereinafter defined) into the right to receive the applicable portion of the Total Consideration (as hereinafter defined);

WHEREAS, at the Effective Time, all of the outstanding Options (as hereinafter defined) shall be cancelled on the terms and conditions set forth in this Agreement with all holders of Options that have signed the Option Cancellation Agreements receiving the consideration described therein;

WHEREAS, approval of the principal terms of the Merger requires the Requisite Vote, and promptly after the execution and delivery hereof, the Company is submitting the principal terms of the Merger to the Principal Shareholders for approval by written consent; and

WHEREAS, the Company, Parent, Merger Sub and the Principal Equity Holders desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

Now Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1           The Merger..  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the FBCA, (i) Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the FBCA as a wholly owned subsidiary of Parent, and (iii) the separate existence of the Company with all of its assets, property rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2           Effective Time..  As promptly as practicable after the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Articles VI, immediately after payment of the Closing Consideration to the Shareholders, the Parties hereto shall cause the Merger to be consummated by (i) executing and filing on the Closing Date articles of merger in the form of Exhibit B hereto with the Department of State of the State of Florida, in such form as required by and executed in accordance with the relevant provisions of the FBCA (the “Articles of Merger”), and (ii) making such other filings and taking such other actions as may be required by Law to make the Merger effective hereinafter.  The Merger shall become effective at 11:59 pm EST on the Closing Date or such later date as the Articles of Merger are duly accepted for filing with the Florida Department of State (the date and time the Merger becomes effective being the “Effective Time”).

1.3           Effect of the Merger..  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, in the Articles of Merger and in the applicable provisions of the FBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, immunities, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4           Articles of Incorporation; Bylaws..  At the Effective Time and without any further action on the part of the Parties, (i) the Articles of Incorporation of the Company shall be the Articles of Incorporation of the Surviving Corporation, provided that such Articles of Incorporation shall, at the Effective Time, be amended and restated so as to be in the form provided as Exhibit C hereto, and (ii) the Company’s bylaws shall be amended and restated so as to be in the form attached hereto as Exhibit D and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, in the Surviving Corporation’s Articles of Incorporation or by the FBCA.

1.5           Directors and Officers..  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the

Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

1.6           Effect of Merger on Capital Stock.

(a)           The aggregate consideration (the “Total Consideration”) to be paid pursuant to this Agreement by Parent and Merger Sub shall be $143,000,000 subject to adjustment as set forth in this Agreement .

(b)           Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the holder of any shares of Company Stock or Merger Sub Common Stock: (i) each share (“Share”) of Company Stock issued and outstanding immediately prior to the Effective Time (other than any shares of the Company Stock to be cancelled pursuant to clause (ii) below and any Dissenting Shares as defined in and to the extent provided in Section 1.12) will be converted automatically into the right to receive an amount in cash equal to the Closing Consideration Per Share; (ii) each share of Company Stock, if any, held by the Company as treasury stock immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto; and (iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation, and all of such shares, as converted, shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.  Each share of Company Stock converted pursuant to clause (i) of this Section 1.6(b) shall automatically cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such share of Company Stock shall cease to have any rights with respect thereto, except the right to receive such holder’s respective portion of the Total Consideration, subject to adjustment as set forth in this Agreement.  Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.7           Payments at Closing.

(a)           At the Closing, Parent shall pay the holder of each Share that is issued and outstanding immediately prior to the Effective Time (including Shares issued with respect to the exercise of options effective immediately prior to the Effective Time and other than any Dissenting Shares or Shares owned by the Company) cash in an amount equal to the Closing Consideration Per Share, multiplied by the number of Shares held by such Shareholder (such amounts as are paid in the aggregate to all Shareholders being referred to as the “Closing Consideration”).  As used herein, “Closing Consideration Per Share” means (A) the sum of $143,000,000, as adjusted pursuant to Section 1.8(a), and the total exercise prices of all Options with respect to which Option Holders are entitled to receive Option Cancellation Payments minus the sum of: (I) the Closing Bonus Payments, (II) the Transaction Expenses (III) the Closing Date Indebtedness, if any, and (IV) the Reserve Account divided by (B) the sum of: (I) the total number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company) and (II) the number of Shares covered by Options with respect to which the Option Holders are entitled to receive Option Cancellation Payments.

(b)           At the Closing, Parent shall deposit on behalf of the escrow beneficiaries, by wire transfer of immediately available funds, an amount equal to $14,300,000 (the “Escrow Amount”) in an escrow account (the “Escrow Account”) with JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”), pursuant to the terms and conditions of an escrow agreement in the form attached hereto as Exhibit E, subject to such reasonable modifications as shall be agreed to by the Escrow Agent and the Parties thereto (the “Escrow Agreement”).  Such Escrow Amount shall be funded from the Closing Consideration payable to the Shareholders and Option Cancellation Payments payable to the Principal Shareholders and the Principal Option Holders, who shall be the Escrow beneficiaries.  The Escrow Amount shall be held on behalf of each such Escrow beneficiary and shall be determined as follows: In the case of a Principal Shareholder or Principal Option Holder, each Principal Shareholder’s or Principal Option Holder’s portion of the Escrow Amount shall be equal to the Escrow Amount multiplied by a fraction, the numerator of which is the aggregate Closing Consideration Per Share and/or Option Cancellation Payment payable to such Principal Shareholder or Principal Option Holder, and the denominator of which is the sum of the total Closing Consideration Per Share and Option Cancellation Payments payable to all Principal Shareholders and Principal Option Holders and the total Closing Consideration Per Share payable to all other Shareholders.  In the case of a Shareholder who is neither a Principal Shareholder nor Principal Option Holder, such Shareholder’s portion of the Escrow Amount shall be equal to the Escrow Amount multiplied by a fraction, the numerator of which is the Closing Consideration Per Share payable to such Shareholder, and the denominator of which is the sum of the total Closing Consideration Per Share and Option Cancellation Payments payable to all Principal Shareholders and Principal Option Holders and the total Closing Consideration Per Share payable to all other Shareholders.  The portion of the Escrow Account funded on behalf of the Principal Shareholder or Principal Option Holder receiving both Closing Consideration and an Option Cancellation Payment shall be funded in equal percentages from such person’s Closing Consideration and Option Cancellation Payment.  The amount deposited into the Escrow Account on behalf of each Shareholder or Principal Option Holder as a percentage of the entire Escrow Amount shall be referred to as the “Allocation Percentage”.

(c)           At the Closing, Parent shall provide funds (i) to the Company sufficient to permit the Company to pay directly to each holder (an “Option Holder”) of options (each, an “Option”) that is subject to an executed Option Cancellation Agreement an amount for each share of Company Stock covered by the Option that is subject to such Option Cancellation Agreement equal to the Closing Consideration Per Share minus the exercise price of such Option.  Such amount shall be treated as consideration for the cancellation and termination of such Option, in each case subject to applicable withholding Taxes; provided that a portion of the payment due to a Principal Shareholder related to his or her ownership of Options and a portion of the payment due to a Principal Option Holder shall be paid to the Escrow Agent sufficient to fund such Principal Shareholder’s or Principal Option Holder’s share of the Escrow Amount under Section 1.7(b) which is attributable to the Principal Shareholder’s or Principal Option

Holder’s Option Cancellation Payment.  The name of each holder of an Option, together with the number of Options held by such individual, is set forth on Exhibit F as such Exhibit may be amended from time to time prior to Closing to reflect the expiration, termination or exercise of Options if any.  The gross amount to be paid to each holder of Options (both at Closing and, in the case of the Principal Equity Holders, deposited in the Escrow Account) pursuant to each Option Cancellation Agreement shall be referred to as an “Option Cancellation Payment.”  Each Option Cancellation Payment (except to the extent funded into the Escrow Account) shall be made by delivery of a Company payroll check in the case of Option Holders who are employees or former employees of the Company as of the Closing Date payable to the holder of Options to which such Option Cancellation Agreement relates, less any Taxes and other amounts required to be withheld with respect to such Option Cancellation Payment.  The Parties shall cooperate, and covenant and agree to take all commercially reasonable actions, to structure the Option Cancellation Payments and the Closing Bonus Payments and the Parent’s funding of the Company’s obligation with respect thereto, such that the Tax deduction related to such payments is properly recorded by the Company in the period prior to the Closing.  To such end, the Parties covenant and agree to not take any Tax or accounting position inconsistent with the foregoing and shall file all Tax and accounting information consistent with such approach.  In the event that all or any portion of the Tax deduction related to the Option Cancellation Payments and/or the Closing Bonus Payments is finally determined not to be properly included in the Company’s final S Corporation Income Tax Returns for the taxable period ending on the Closing Date, the Parent shall pay to the Shareholders an amount equal to the difference between (i) the amount of the actual deduction related to the Option Cancellation Payments included in the final S Corporation Income Tax Return and (ii) the amount of such Tax deduction if such deduction had been fully included, calculated at 40% of the aggregate amount of such Option Cancellation Payments and/or Closing Bonus Payments, and any such amount so paid by the Parent pursuant to this sentence shall be characterized as additional Total Consideration.  All Options not otherwise cancelled and terminated in accordance with this provision will be cancelled effective as of the Closing Date.

(d)           At the Closing, Parent shall provide funds to the Company sufficient to permit the Company to pay directly to each bonus recipient whose name appears on Exhibit G, the amount set forth opposite his or her name and reflected as a “Closing Bonus Payment”, in each case subject to applicable withholding Taxes.

(e)           At least two (2) business days prior to the Closing Date, the Representative shall submit documentation (the “Payoff Instructions”) setting forth (i) the amount of all Transaction Expenses, in each case reasonably expected as of the Closing Date, including the identity of each recipient, dollar amounts, wire instructions and any other information necessary to effect payment thereof, (ii) the wire instructions pursuant to which $200,000 will be wired to a segregated account maintained by the Representative for certain administrative and other purposes post-Closing (the “Reserve Account”) and (iii) the amount of any Indebtedness reasonably expected as of the Closing Date, together with payoff information and wire instructions with respect to each holder of such Indebtedness (the aggregate amount of such Indebtedness, the “Closing Date Indebtedness”).  At the Closing, the Parent shall pay on behalf of the Company and the Shareholders and in each case in accordance with and as set forth in the Payoff Instructions, (x) all of the unpaid fees and expenses owed as of the Closing by the

Company to its investment bankers, attorneys or accountants or otherwise incurred by the Company (such fees and account being referred to as the “Transaction Expenses”) (y) the Reserve Account and (z) the Closing Date Indebtedness.

1.8           Adjustments to Total Consideration.

At and after the Closing Date, and subject to the terms and conditions contained herein, the Total Consideration shall be subject to adjustment in accordance with this Section 1.8.

(a)           Preliminary Consideration Adjustment.  The Total Consideration shall be, increased or decreased at the Closing, as the case may be, by the Estimated Net Working Capital Adjustment, if applicable, as follows:

(i)           Not later than five (5) business days prior to the Closing Date, the Company shall in good faith prepare and deliver to Parent an estimated balance sheet of the Company as of the close of business on the Closing Date (the “Estimated Closing Balance Sheet”), a statement setting forth its best estimate of the Net Working Capital of the Company as of the Closing Date (the “Estimated Net Working Capital”) and a statement setting forth the Estimated Net Working Capital Adjustment (taken together, the “Estimated Net Working Capital Adjustment Statement”).  The Estimated Net Working Capital Adjustment Statement will be prepared in accordance with GAAP, applied in a manner consistent with and using all of the same accounting principles, practices, methodologies, consistent classifications, valuations, judgments and policies as used in the Audited Financial Statements of the Company.  The Estimated Closing Balance Sheet and in turn the Estimated Net Working Capital Adjustment Statement shall not reflect any liabilities for Taxes, the Option Cancellation Payments, the Closing Bonus Payments, the Transaction Expenses and any other liabilities of the Company that will be paid on or prior to Closing. No liabilities shall be reflected on or accrued in the Estimated or Closing Balance Sheet for the 401(k)Employer Contribution Error (as herein defined). Parent shall review the Estimated Net Working Capital Statement and provide the Company with Parent’s comments and/or proposed adjustment(s) made in good faith to such Statement no later than two (2) business days after delivery to Parent of such Statement, and in the event of any dispute regarding such proposed Parent adjustments, the parties will (A) in good faith discuss and attempt to reach agreement regarding such adjustments prior to the Closing Date and (B) in the event agreement cannot be reached regarding the Estimated Net Working Capital Statement pursuant to the immediately preceding clause (A), any undisputed adjustments to Estimated Net Working Capital shall be made, the Estimated Net Working Capital Adjustment Statement and Estimated Net Working Capital set forth thereon, respectively, shall be amended to reflect such undisputed adjustments and either such amended Estimated Net Working Capital shall become the final definitive Estimated Net Working Capital Adjustment Statement and Estimated Net Working Capital, respectively, for purposes of Section 1.8 hereof (including without limitation Section 1.8(a)(ii) and Section 1.8(b)(v) hereof) or, if the disputed amounts are in excess of $1.0 million, at the Company’s request, Argy, Wiltse & Robinson, P.C. (“Argy”) shall on a pre-Closing, preliminary basis and subject in all cases to the final determination of Closing Net Working Capital in accordance with Section 1.8(b), resolve such disputed items, whereupon such items, as resolved by Argy, shall be reflected in the Estimated Net Working Capital Adjustment Statement and Estimated Net Working Capital.  For the avoidance of doubt, the cash balance reflected in the Estimated Closing Balance Sheet delivered by the Company shall be accompanied by appropriate bank confirmatory statements and shall not be subject to dispute.

(ii)           In the event that the Estimated Net Working Capital as reflected on the Estimated Net Working Capital Adjustment Statement is in excess of the Target Net Working Capital, then the Total Consideration shall be increased, on a dollar for dollar basis, by the amount of such excess.  In the event that the Estimated Net Working Capital as reflected on the Estimated Working Capital Adjustment Statement is less than the Target Net Working Capital Amount, then the Total Consideration shall be decreased, on a dollar for dollar basis, by the amount of such shortfall.  “Estimated Net Working Capital Adjustment” means the amount of the excess or shortfall as contemplated above which results in an increase or decrease, as the case may be, to the Total Consideration in accordance with this Section 1.8(a)(ii).

(b)           Post-Closing Total Consideration Adjustment.  The Total Consideration shall be subject to adjustment following the Closing Date as follows:

(i)           Within forty-five (45) calendar days after the Closing Date, the Parent shall cause the Company to prepare and deliver to the Representative (i) a balance sheet of the Company as of the close of business on the Closing Date, immediately prior to giving effect to the Closing, which shall be prepared in accordance with GAAP, applied in a manner consistent with and using all of the same accounting principles, practices, methodologies consistent classifications, valuations, judgments and policies used in the Audited Financial Statements of the Company (the “Closing Balance Sheet”) and (ii) a calculation of the Company’s net working capital as of the Closing Date based on the Closing Balance Sheet (which calculation shall be made in accordance with the example set forth in Section 1.8(b) of the Disclosure Schedule) (the “Closing Net Working Capital”), and together with the Closing Balance Sheet, the “Closing Statement”).  The Closing Balance Sheet shall reflect all actions taken by the Company prior to the Closing and required to be set forth thereon, but shall expressly exclude any and all liabilities for any Taxes, the Option Cancellation Payments, the Closing Bonus Payments and the Transaction Expenses and any other liabilities paid on or prior to Closing.  No liabilities shall be reflected on or accrued in the Closing Balance Sheet for the 401(k) Employer Contribution Error.

(ii)           The Parent shall cause the Company to make available to the Representative and his independent accountants (if any) such books, records and personnel of the Company as shall be reasonably necessary for the Representative and his independent accountants to review the Closing Statement.  Each Party shall pay the costs, if any, of its own accountants and advisors in connection with the adjustment to the Total Consideration contemplated by this Section 1.8(b).

(iii)           Unless the Representative notifies the Parent in writing that he disagrees with any aspect of the Closing Statement (the “Objection Notice”) within thirty (30) calendar days after receipt of the Closing Statement (which Objection Notice shall include the Representative’s objections, proposed revisions and the basis therefore, in each case in reasonable detail (the “Disputed Items”), along with any relevant supporting documents or data), then the amounts set forth in the Parent’s Closing Statement shall become final and binding on the Parties and the Total Consideration shall be adjusted pursuant to Section 1.8(b)(v) below.  If the Representative timely provides an Objection Notice to the Parent, then the Parent and the Representative will use commercially reasonable efforts to resolve promptly any Disputed Items.  All items other than Disputed Items shall be deemed to be agreed and shall be final and binding for the purposes of this Section 1.8(b).  Any Disputed Items not resolved by the Parent and the Representative within thirty (30) calendar days after the Parent’s receipt of the Objection Notice (the “Remaining Disputed Items”), shall be resolved by a nationally-recognized accounting firm mutually-agreed upon by the Parent and the Representative, which accounting firm shall not have, as of the date of its engagement under this Section 1.8 and within the three (3) years prior to such engagement, a business relationship with Parent, the Company or the Representative (the “Accounting Firm”).  The Accounting Firm shall be agreed-upon and engaged by the Parent and the Representative within ten (10) calendar days after Parent’s receipt of an Objection Notice.  The fees and expenses of the Accounting Firm shall be paid jointly, one-half by the Parent and one-half by the Principal Equity Holders.  No later than thirty (30) calendar days after the engagement of the Accounting Firm, as evidenced by its written acceptance by facsimile or otherwise to the parties (the “Accounting Firm Engagement Date”), the Parent, on the one hand, and the Representative, on the other hand, shall each submit a brief to the Accounting Firm (with a copy to the other party) setting forth their respective positions regarding the Remaining Disputed Items.  No later than thirty (30) calendar days after the earlier of (x) submission of the last brief, or (y) the thirtieth day after the Accounting Firm Engagement Date (the “Reply Deadline”), each of the Parent and the Representative shall submit a reply brief (with a copy to the other Party).  The Accounting Firm shall render its decision resolving the dispute within thirty (30) calendar days after the earlier of (A) submission of the last reply brief or (B) the Reply Deadline.  If additional briefings, a hearing or other information is required by the accounting firm, the Accounting Firm shall give notice thereof to the Parties as soon as practicable before the expiration of such thirty (30) calendar day period, and the Parties shall promptly respond with a view to minimizing any delay in the decision date.

(iv)           The Accounting Firm shall not be entitled to consider any items or matters other than the Remaining Disputed Items.  The Accounting Firm shall be instructed to render its decision in accordance with the terms hereof, including GAAP, and shall deliver a written report to the Parent and the Representative which sets forth its specific determinations with respect to the Remaining Disputed Items. The determination of the Accounting Firm for any of the Remaining Disputed Items cannot, however, be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the relevant Closing Statement, in the case of the Parent, or in the Objection Notice, in the case of the Representative.  Each of the Parent and the Representative agrees that, absent manifest error, they shall be bound by the determination of the Remaining Disputed Items by the Accounting Firm and such determination shall be used by the Parties to prepare a final calculation of the Company’s Net Working Capital as of the Closing.  The Closing Balance Sheet, as accepted by the Representative pursuant to Section 1.8(b)(iii), as agreed upon by the Parent and the Representative or as determined by the Accounting Firm pursuant to this Section 1.8(b)(iv) shall be used to determine the Company’s net working capital (the “Finally Determined Net Working Capital”).

(v)           If the Finally Determined Net Working Capital is greater than Estimated Net Working Capital, then the Parent shall deliver to the Shareholders and Principal Option Holders, pro rata based on their respective Allocation Percentages” funds in an amount equal to the difference between (x) Finally Determined Net Working Capital and (y) Estimated

Net Working Capital.  If the Finally Determined Net Working Capital is less than Estimated Net Working Capital, then the Parent shall be entitled to receive from the Shareholders and Principal Option Holders, pro rata based on their respective Allocation Percentage, an amount equal to the difference between (x) Estimated Net Working Capital and (y) Finally Determined Net Working Capital.  Up to $500,000 of any amounts due from the Shareholders and Principal Option Holders pursuant to this Section 1.8(b)(v) shall be paid from the Escrow Account.

(vi)           All payments pursuant to this Section 1.8(b) shall be made in cash or same day funds within five (5) calendar days after the final determination of the Finally Determined Net Working Capital and shall include interest accrued thereon since the Closing Date at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by JPMorgan Chase Bank, N.A., from time to time during such period.

1.9           Surrender of Certificates.

(a)           Delivery of Closing Consideration.  Each record holder of certificates evidencing shares of Company Stock to be exchanged pursuant to Section 1.6 (the “Certificates”), upon surrender to Parent or its designated representative of any Certificates for cancellation, together with a letter of transmittal in the form attached hereto as Exhibit H (the “Letter of Transmittal”) duly completed and validly executed in accordance with the instructions thereto, shall be entitled to receive, in exchange therefor the portion of the Closing Consideration to which such holder is entitled pursuant to Section 1.6 of this Agreement.  At the Closing, Parent shall transmit the applicable portion of the Closing Consideration to which such holder is entitled in accordance with the terms hereof subject to receipt of all such holder’s Certificates for cancellation and such Letter of Transmittal.  Until so surrendered, each Certificate shall, after the Effective Time, represent for all purposes only the right to receive the applicable portion of the Total Consideration in respect of the shares of Company Stock represented by such Certificate.  Any holder of Company Stock who has not complied with this Article I shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as a general creditor thereof with respect to the applicable portion of the Total Consideration payable in respect of such shares of Company Stock, without any interest thereon.

(b)           Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the holder of such Certificates shall be entitled to receive, in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable portion of the Total Consideration.

1.10           Further Ownership Rights in Company Stock.  The applicable Total Consideration issued upon the surrender for exchange of Company Stock in accordance with the terms of this Article I shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Stock.  At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration or transfers of shares of Company Stock on the records of the Surviving Corporation.

1.11           Further Action.  If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either the Company or Merger Sub, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its rights, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

1.12                 Dissenting Shares.

(a)           Each outstanding share of Company Stock as to which a written demand for appraisal is duly made in accordance with Sections 607.1301-607.1333 of the FBCA (the “Appraisal Rights Law”) and which is neither (1) voted (or consented in writing) in favor of adoption of this Agreement, or (2) owned by any shareholder who shall have voted (or consented in writing) in favor of adoption of this Agreement with respect to any other outstanding share of Company Stock owned by such shareholder, shall not be converted into or represent a right to receive the applicable portion of the Total Consideration unless and until the holder thereof shall have failed to perfect, or shall have effectively withdrawn or lost, such appraisal rights under the Appraisal Rights Law, at which time each such share shall be converted into the right to receive the applicable portion of the Total Consideration.  All such shares of Company Stock as to which such a written demand for appraisal is so filed and not withdrawn in accordance with the Appraisal Rights Law and which are neither (A) voted (or consented in writing) in favor of adoption of this Agreement, or (B) owned by any shareholder who shall have voted (or consented in writing) in favor of adoption of this Agreement, except any such shares of Company Stock the holder of which shall have effectively withdrawn or lost such appraisal rights under the Appraisal Rights Law, are herein referred to as “Dissenting Shares.”  The Company shall give Parent prompt notice upon receipt by the Company of any written demands for appraisal, withdrawal of such demands and any other written communications delivered to the Company pursuant to the Appraisal Rights Law, and the Company shall give Parent the opportunity, to the extent permitted by law, to participate in all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not settle or offer to settle any such demands; provided that nothing contained herein shall limit or restrict the Company’s ability to repurchase shares of Company Stock from DeMinimus Shareholders.  Any payments made with respect to Dissenting Shares shall be made solely by the Surviving Corporation, and no funds or other property have been or shall be provided by Parent, Merger Sub or any of Parent’s Affiliates for such payment.

(b)           The Company covenants with Parent that as long as the Requisite Vote of the Company Stock in favor of adoption of this Agreement is obtained, the Company will exercise any drag-along rights it has with respect to shares of Company Stock.

(c)           The Company covenants with Parent that the Company shall take in a timely fashion all obligations imposed on the corporation by the Appraisal Rights Law.

1.13           The Closing.  Subject to the satisfaction or waiver of all of the conditions precedent to Closing set forth in Article 6 hereof (other than those conditions precedent that are to be satisfied at the Closing pursuant to this Agreement), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at such time on such date and at such location as the Parties mutually determine, but in no event later than five (5) business days after satisfaction or waiver of all of the conditions precedent to Closing set forth in Article 6 hereof (the “Closing Date”).  At the Closing, (i) the Principal Equity Holders and the Company shall deliver to the Parent the various certificates, instruments and documents referred to in Section 6.1, (ii) the Parent shall deliver to the Principal Equity Holders the various certificates, instruments and documents referred to in Section 6.2 and (iii) the Parent shall deliver or cause to be satisfied the payments set forth in Sections 1.7(a),(b), (c), (d) and (e).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL SHAREHOLDERS

Each Principal Shareholder, severally, but not jointly, represents and warrants to the Parent and Merger Sub that:

2.1           Authorization of Transaction; Binding Agreement.

(a)           Such Shareholder has the full right, capacity and power to enter into this Agreement and each of the ancillary agreements to which he is a party.  All necessary action on the part of such Shareholder has been taken to authorize the execution and delivery of this Agreement and the performance of his obligations hereunder and the consummation of the transactions contemplated hereby.

(b)           This Agreement constitutes the valid and legally binding obligation of such Shareholder, enforceable against him in accordance with its terms and conditions except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.

2.2           Noncontravention.  Neither the execution and the delivery of this Agreement by such Shareholder, nor the consummation of the transactions contemplated hereby by such Shareholder, will: (a) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Entity to which such Shareholder is subject, (b) violate any provisions of any trust document of any Shareholder that is a trust or (c) violate or constitute a default under, result in the termination of, accelerate the performance required by any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument of such Shareholder, or by which such Shareholder or any of his, her or its respective assets, are bound.

2.3           Ownership of Shares.  Such Shareholder holds of record and owns beneficially the number of Shares set forth next to his name on Schedule 1 hereto free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), liens or other encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.  Such Shareholder is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require such Shareholder to sell, transfer or otherwise dispose of any shares of capital stock of the Company.

2.4           Consents.  No consent, approval or authorization of, or registration, qualification or filing with, any Governmental Entity or other Person is required for the execution and delivery by such Shareholder of this Agreement or any ancillary agreement to which it is a party, or for the consummation by such Shareholder of the transactions contemplated hereby or thereby.

2.5           Litigation.No Action is pending or, to such Shareholder’s Knowledge, threatened, against such Shareholder with respect to the execution and delivery of this Agreement or any ancillary document to which it is a party, or with respect to, or which reasonably would be expected to delay or adversely affect, the consummation by such Shareholder of the transactions contemplated hereby or thereby.

2.6           Brokers.Except as set forth in Section 2.6 of the Disclosure Schedule, no brokers’ commission or finders’ fee will be owed to any person in connection with the consummation of the transactions contemplated by this Agreement as a result of any action taken by such Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent and Merger Sub that, except as set forth on the Company’s disclosure schedule attached hereto as Exhibit I (the “Disclosure Schedule”) (it being understood and agreed that any matter set forth in the Disclosure Schedule shall be deemed disclosed with respect to any section of the Disclosure Schedule to which the matter relates, so long as the description of such matter in the Disclosure Schedule plainly and clearly indicates its relevance to the other pertinent section):

3.1           Organization, Qualification and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida with the requisite corporate power to own, operate and lease its properties and to carry out its business as now conducted.  The Company is qualified or licensed to do business in the jurisdictions listed on Section 3.1(a) of the Disclosure Schedule.  The Company is qualified or licensed to do business in all jurisdictions in which the character of the properties owned or held under lease by it or the nature of its business makes qualification necessary, except where failure to be so qualified could not be reasonably expected to have a Material Adverse Effect.

3.2           Authorization of Transaction.  The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  All necessary action, corporate or otherwise, has been taken by the Company to authorize the execution, delivery and performance of this Agreement and each of the ancillary agreements to which it is a party and the transactions contemplated hereby and thereby.  This Agreement constitutes a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms and conditions, except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.  The Company has made available to the Parent correct and complete copies of resolutions adopted by the board of directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, which are in full force and effect.

3.3           No Conflicts; Consents.

(a)           Except as set forth in Section 3.3(a) of the Disclosure Schedule, neither the execution and the delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby by the Company, will: (i) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Entity to which the Company is subject; (ii) violate any provisions of any of the charter documents of the Company; (iii) violate or constitute a default under, or result in the termination of or accelerate the performance required by any of the terms, conditions or provisions of, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument of the Company, or by which the Company, the Shares or any of the Company’s assets, are bound or (iv) result in the creation of any Lien on the material assets or properties of the Company.

(b)           Except as set forth in Section 3.3(b) of the Disclosure Schedule and filings under the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or other Person on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement.

3.4           Corporate Records; Directors and Officers.  Correct and complete copies of the charter and bylaws of the Company (in each case as amended to date) have been made available to the Parent.  A copy of each of the minute books (containing the records of meetings of the shareholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the Company have been made available to the Parent.  Set forth on Section 3.4 of the Disclosure Schedule is a list of each director and statutory officer of the Company.

3.5           Capitalization.  The authorized capital stock of the Company consists of 900,000 shares of 1-Vote Common, of which 440,786 shares are issued and outstanding as of the date hereof and 100,000 shares of 10-Vote Common, of which 37,500 shares are issued and outstanding as of the date hereof.  The Shareholders constitute one hundred percent (100%) of the shareholders of the Company.  The Shares have been duly and validly authorized and issued, are fully paid and nonassessable, and are held of record and owned beneficially by the Shareholders.  None of the Shares was issued in violation of any preemptive rights.  Except as set forth on Exhibit F, the Company has no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock as of the date hereof.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of its capital stock.  Except as set forth on Exhibit F, there are no outstanding or authorized stock appreciation, phantom stock, or similar rights with respect to the Company.  There are no declared and unpaid dividends on any shares of Company Stock.  Except as set forth on Exhibit F, no Person has any interest or right to acquire an interest in the Company other than the Shareholders.  Section 3.5 of the Disclosure Schedule sets forth any shareholders’ agreement or voting agreement relating to any class of capital stock of the Company or any entity in which the Company has any equity or debt interest, and the Company has made available to the Parent complete copies of all such agreements.

3.6           Subsidiaries; Joint Ventures.  The Company (x) does not presently own or control, directly or indirectly, any interest in any other corporation, association or other business entity and (y) is not currently a participant in any joint venture, partnership or similar arrangement.

3.7           Compliance.

(a)           Except as set forth in Section 3.7(a) of the Disclosure Schedule, the Company is not in violation or default of any provision of its charter or bylaws, or of any material judgment, order, writ or decree to which it is a party or by which it is bound.

(b)           Neither the Company nor any of its agents or representatives (i) has used or is using any funds for any illegal contributions, gifts, entertainment or other unlawful expenses; (ii) has used or is using any funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 of the United States or any other applicable anti-corruption law; (iv) has established or maintained, or is maintaining, any unlawful or unrecorded fund of monies or other properties; (v) has made at any time any false or fictitious entries on its accounting books and records; (vi) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or paid any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Foreign Corrupt Practices Act of 1977 of the United States or any other applicable anti-corruption law; or (vii) has otherwise given or received anything of value to or from a government official or customer for the purpose of obtaining or retaining business.

(c)           The Company has complied in all material respects with all Laws applicable to the Company, its business, its assets or the Company Stock.

3.8           Financial Statements; Liabilities; Accounts Receivable.

(a)           Attached to Section 3.8(a) of the Disclosure Schedule are correct and complete copies of the Company’s audited financial statements at December 31, 2010, for the fiscal year then ended (the “Audited Financial Statements”), and unaudited financial statements as at and for the four-month period ended April 30, 2011 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”).  The Company Financial Statements were prepared in accordance with the books and records of the Company, and present fairly and accurately in all material respects the financial condition and the results of operations of the Company as of the respective dates thereof.  The Company Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated, except that the Interim Financial Statements may not contain all footnotes required by GAAP and are subject to normal year-end audit adjustments

(b)           The Company maintains a system of accounting established and administered in accordance with GAAP.  The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that the Company maintains no off-the-book accounts and that the Company’s assets and properties are used only in accordance with the Company’s management directives.

(c)           The Company has no liabilities, indebtedness or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due) ( each, a "Liability" and collectively, the "Liabilities")  except for Liabilities (i) that are disclosed in the Company Financial Statements, (ii) that have been incurred in the ordinary course of business and which would not reasonably be expected to have or result in a Material Adverse Effect, (iii) with respect to executory obligations or liabilities to perform after the date hereof under the Company’s contracts and agreements required to be or that are otherwise disclosed on Schedule 3.17(a), 3.18(a)(i) or 3.18(a)(ii) (or not required to be disclosed because of the materiality threshold set forth in such sections) (iv) arising out of this Agreement and the transactions contemplated hereunder, or (v) disclosed on Section 3.8(c) of the Disclosure Schedule.

(d)           All accounts receivable of the Company shown on all balance sheets included in the Company Financial Statements arose from sales actually made or services actually performed in the ordinary course of business, consistent with past practices, and are valid receivables net of reserves shown thereon.  All billed and unbilled accounts receivable of the Company as of May 24, 2011 are set forth on Schedule 3.8(d).

(e)           All accounts receivable of the Company prior to the date hereof and prior to the Closing (in each case whether billed or unbilled): (i) are subject to no setoffs or counterclaims and (ii) have been collected or, to the Company’s Knowledge, are fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Company (net of reserves).

(f)           At the Closing, all accounts receivable of the Company listed on the Estimated Closing Balance Sheet will be valid receivables arising in the ordinary course of business, consistent with past practice, subject to no setoffs or counterclaims, and, to the Company’s Knowledge, are fully collectible in an amount not less than the aggregate amounts thereof set forth on the Estimated Closing Balance Sheet (subject to any reserves reflected on the Estimated Closing Balance Sheet).

3.9           Changes.Except as disclosed in Section 3.9 of the Disclosure Schedule, since February 28, 2011, the Company has conducted its business only in the ordinary course of business consistent with past practices and there has not been, occurred or arisen any change in or event affecting the Company that has had or would reasonably be expected to have, individually, or in the aggregate, a Material Adverse Effect.

3.10           Tax Matters.

(a)           Except as set forth on Section 3.10(a) of the Disclosure Schedule, there have been timely filed by the Company all material Tax Returns required to have been filed, and all such Tax Returns are complete and correct in all material respects.  Except as set forth on Section 3.10(a) of the Disclosure Schedule, an extension of time within which to file any material Tax Return of the Company which has not been filed has not been requested or granted.

(b)           The Company has paid all material Taxes which have become due and payable by it (whether or not shown on any Tax Return).

(c)           There are no Liens for Taxes upon the Company or any of its properties or assets except Liens for Permitted Liens.

(d)           No Shareholder is a “foreign person” within the meaning of Section 1445 of the Code.

(e)           Except as set forth on Section 3.10(e) of the Disclosure Schedule, the Company has never been a member of an affiliated group of corporations (as defined in Section 1504(a) of the Code) or included in a combined, consolidated or unitary Tax Return.  The Company is not a party to any Tax allocation or Tax sharing agreement that will have continuing effect after the Closing Date.

(f)           The Company has not entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law that will have a continuing effect with respect to any taxable period or portion thereof beginning on or after the Closing Date.

(g)           The Company has not filed, nor does either have pending, any ruling requests with any taxing authority, including any request to change any accounting method, that will have a continuing effect with respect to any taxable period or portion thereof beginning on or after the Closing Date.

(h)           The Company does not have outstanding any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes.

(i)           All Taxes that are required to have been withheld or collected by the Company have been duly withheld and collected and have been properly paid or deposited to the extent required by applicable Tax laws.

(j)           There is no action, suit, proceeding, investigation, audit, claim, deficiency or adjustment of which the Company has received written notice now pending against the Company in respect of any Tax.

(k)           Section 3.10(k) of the Disclosure Schedule lists all material Income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2006.

(l)           At all times, the Company has been and will be (up to and including the Closing Date) a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and within the meaning of comparable provisions of applicable state law.  Except for the transactions contemplated by this Agreement, neither the Company nor any Shareholder has taken any action that has caused the Company to lose its status as an S corporation as defined in Sections 1361 and 1362 of the Code and in comparable provisions of applicable state law.  The Company has never acquired assets from a subchapter C corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.  The Company is eligible to join with Parent to make the Section 338(h)(10) Election.  The Company will not owe Taxes, including any built-in-gains tax under Code Section 1374 (or any corresponding provision of applicable state Law), in connection with the deemed sale of its assets caused by the Section 338(h)(10) Election that may be made for the Company.

3.11           Permits.  The Company has all material franchises, permits, licenses, registrations and any similar material authority (collectively “Permits”) necessary for the conduct of its business as now being conducted by it.  Section 3.11 of the Disclosure Schedule sets forth a complete list of all Permits.  The Company has not received written notice or, to the Company’s Knowledge, oral notice, of any pending proceedings which could reasonably be expected to result in the revocation, cancellation, suspension or any materially adverse modification of any such Permits.

3.12           Real Property.  The Company does not own, and has never owned, any real property.  Section 3.12 of the Disclosure Schedule lists all real property leased or subleased to the Company and all real property subleased by the Company to any third parties.  The Company has made available to the Parent correct and complete copies of the leases and subleases, if any, each as amended to date, pertaining to each of the properties which are listed in Section 3.12 of the Disclosure Schedule.  With respect to each property listed in Section 3.12 of the Disclosure Schedule:

(a)           each lease or sublease is in full force and effect and is binding, and enforceable against each of the parties thereto in accordance with their respective terms subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity;

(b)           none of the Company, or, to the Company’s Knowledge, any other party to any lease or sublease, is in breach or default under any lease or sublease; and

(c)           the Company has not received written notice of any condemnation or eminent domain proceeding pending or threatened against such property or any part thereof.

3.13           Personal Property.

(a)           The Company currently owns or leases all personal property necessary to conduct its business and operations as they are currently being conducted, free and clear of all liens except Permitted Liens.  All material tangible personal property owned by the Company, or used by the Company in the operation of its business, is in satisfactory operating condition, ordinary wear and tear excepted, and is adequate for the business as currently conducted by the Company.

(b)           With respect to the property and assets it leases, the Company is in compliance with such leases and, holds a valid leasehold interest free of any Liens, other than Permitted Liens.

3.14           Intellectual Property.

(a)           The Company exclusively owns (or has the right to use pursuant to the Company IP Agreements as set forth in Section 3.14(a) of the Disclosure Schedule) all Intellectual Property used, held for use, or necessary for the operation of the business of the Company as presently conducted, free and clear of any Liens other than Permitted Liens.

(b)           To the Company’s Knowledge, the conduct of the business of the Company has not been operated, and is not currently operated, in a manner that infringes or misappropriates any Intellectual Property rights of any third parties.  The Company has not received any written or, to the Company’s Knowledge, oral offer of a license or release, charge, complaint, claim, demand or notice (i) alleging or implying that it has infringed or misappropriated any Intellectual Property rights of any third party (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party), or (ii) contesting or seeking to deny or restrict the validity, use, ownership or enforceability of any Company Intellectual Property.  To the Company’s Knowledge, no third party has interfered with, infringed upon or misappropriated any Company Intellectual Property.  The Owned Intellectual Property and, to the Company’s Knowledge, the Licensed Intellectual Property, are subsisting, valid and enforceable, and have not been adjudged invalid or unenforceable in whole or part.

(c)           Section 3.14(c)(i) of the Disclosure Schedule sets forth a complete and accurate list of all Registered Intellectual Property.  “Registered Intellectual Property” means any Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity at any time. Section 3.14(c)(ii) of the Disclosure Schedule identifies each unregistered trademark used by the Company in connection with its business.  Section 3.14(c)(iii) of the Disclosure Schedule contains a complete and accurate list of all unregistered copyrights to the extent deemed material by the Company, all material Company Owned Software, and a general description of all material Trade Secrets included in the Owned Intellectual Property.

(d)           Section 3.14(d) of the Disclosure Schedule identifies each item of Licensed Intellectual Property, other than commercially available “off the shelf” Software, that any third party owns and that the Company uses or has the right to use pursuant to the Company IP Agreements.  The Company has made available to the Parent correct and complete copies of all such Company IP Agreements (as amended to date).  With respect to each Licensed Intellectual Property required to be identified in Section 3.14(d) of the Disclosure Schedule, except as may be indicated on such section of the Disclosure Schedule the Company IP Agreements covering the item is legal, valid, binding, enforceable and in full force and effect and has not been breached by the Company (as applicable) and to the Company’s Knowledge, no party to the Company IP Agreements (including the Company, as applicable) is in breach or default of any Company IP Agreement.  The Company has a valid and enforceable license to use all material Licensed Intellectual Property that is the subject of the Company IP Agreements.  The Owned Intellectual Property and the Company IP Agreements include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Company.  The continued use by the Company of Licensed Intellectual Property that is the subject of any Company IP Agreement in the same manner that it is currently being used is not restricted by any applicable license of the Company.

(e)           Section 3.14(e) of the Disclosure Schedule also lists all Company IP Agreements pursuant to which the Company has granted any license or option to any third party with respect to the Company Intellectual Property.  All such Company IP Agreements are legal, valid, binding, enforceable against the Company (as applicable), and to the Company’s Knowledge, the other parties thereto.  The Company has not received any written notice or, to the Company’s Knowledge, oral notice that any party to such Company IP Agreements is in breach or default thereunder.

(f)           Except as set forth in Section 3.14(f) of the Disclosure Schedule, none of the Company IP Agreements contains any provision requiring any consent, approval or authorization of, or filing with, any Person solely as a result of or solely in connection with the consummation of the transactions contemplated by this Agreement.

3.15           Certain Business Relationships with the Company.  No Related Person: (i) owns, directly or indirectly, any interest in any Person which is a competitor, supplier or customer of the Company; (ii) owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the Intellectual Property) which is utilized by or in connection with the business of the Company; (iii) is a customer of or supplier to the Company; or (iv) directly or indirectly has an interest in or is a party to any contract, agreement, lease, arrangement or understanding, whether or not in writing, pertaining or relating to the Company, except for employment, consulting or other personal service agreements which are listed on Section 3.15 of the Disclosure Schedule.

3.16           Banking Relationships.  Set forth on Section 3.16 of the Disclosure Schedule are the names and locations of all banks and other financial institutions in which the Company has accounts, lines of credit, safety deposit boxes and, with respect to each account, line of credit, and safety deposit box, the names of all persons authorized to draw thereon or to have access to, as well as the account numbers.

3.17           Material Contracts.

(a)           Set forth on Section 3.17(a) of the Disclosure Schedule is a list of all contracts, agreements and commitments, notes, bonds, mortgages, indentures, guarantees, deeds of trust, leases, rental agreements, sales orders, licenses, purchase orders, subcontracts, pledge agreements, confidentiality agreements, noncompetition agreements, insurance contracts and any other contract or binding arrangement, whether written or oral, to which the Company is a party or otherwise bound (other than the agreements or arrangements covered by Sections 3.18(a)(i), 3.18(a)(ii) or 3.18(a)(iii)) (each of such contracts and agreements described in this Section 3.17(a), a “Contract” and collectively, the “Contracts”), of the following categories:

(i)           any Contract (or group of related Contracts) that require payments by or to the Company in excess of $100,000 in any calendar year, including any Contract (or group of related Contracts) for the purchase or sale of raw materials, goods, commodities, utilities, equipment, supplies, products or other personal property, or for the furnishing or receipt of services;

(ii)           any partnership agreement, joint venture agreement or limited liability company operating agreement; any Contract that provides for “earn-outs” or other contingent payments; and any Contract relating to the acquisition or disposition by the Company of any operating business entered into within the three (3) years prior to the date of this Agreement under which the Company has any executory covenants or indemnification or other obligations or rights (including put or call options);

(iii)           any Contract with any Shareholder or Affiliate (or any family member of any Shareholder or Affiliate) of the Company or with any consultant, employee, officer or director (other than as set forth in clause (iv) below);

(iv)           any employment, retention, personal services, consulting, severance, change in control, golden parachute or similar Contract with or for the benefit of officers, directors, employees, consultants or agents, and any union or collective bargaining agreement;

(v)           any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company; any Contract evidencing Indebtedness of the Company providing for the creation of any Lien upon any of the property or assets of the Company; any Contract (A) relating to any loan or advance to any Person which is outstanding as of the date of the Agreement or (B) obligating or committing the Company to make any such loans or advances; and any currency, commodity or other hedging or swap Contract;

(vi)           any Contract containing covenants concerning confidentiality or restricting competition which, in either case, have the effect of prohibiting the Company from freely engaging in any business or in any geographic area, other than nondisclosure agreements entered into in the ordinary course of business or in connection with this Transaction; any Contract that requires the Company to deal exclusively with or grant exclusive rights or rights of first refusal to any customer, vendor, supplier, distributor, contractor or other party; any Contract that includes minimum purchase conditions or requirements, in either case that exceed $100,000 in any calendar year; and any Contract containing a most-favored-nation, best pricing or other similar term or provision by which another party to such Contract is or could become entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person;

(vii)           any power of attorney affecting the Company; and

(viii)           any material settlement agreement executed by the Company within the last three years prior to the date of this Agreement or under which the Company has outstanding obligations.

(b)           The Company has made available to the Parent a correct and complete copy of each Contract (or a description if unwritten) (as amended to date) listed on Section 3.17(a) of the Disclosure Schedule.  With respect to each Contract: (i) the Contract was duly authorized, executed and delivered by or on behalf of the Company and, to the Company’s Knowledge, each other party thereto and (ii) none of the Company, or to the Company’s Knowledge, any other party, is in breach or default of, or repudiated, any provision of the Contract.

3.18           Government Contracts.

(a)           Set forth on Section 3.18(a)(i) of the Disclosure Schedule is a list of each Government Contract (other than task and delivery orders and other than Government Contracts under which no performance is outstanding but for which the Government has not made final payment).  Set forth on Section 3.18(a)(ii) of the Disclosure Schedule is a list of each outstanding Bid which has not been accepted or rejected.  Set forth on Section 3.18(a)(iii) of the Disclosure Schedule is a list of each outstanding teaming agreement or existing joint venture agreement.  The Company has made available to the Parent correct and complete copies of all such Government Contracts listed on Section 3.18(a)(i) of the Disclosure Schedule (including all related task orders and delivery orders), all such Bids submitted by the Company listed on Section 3.18(a)(ii), and all such teaming agreements and joint ventures listed on Section 3.18(a)(iii) of the Disclosure Schedule.  All Government Contracts (including task and delivery orders) and any joint ventures to which the Company is a party constitute valid and binding obligations of the Company and, to the Company’s Knowledge, of the other party or parties thereto, and are enforceable in accordance with its terms, and all such Bids and teaming agreements were made in the ordinary course of business.

(b)           With respect to each Government Contract and Bid: (i) since January 1, 2008, the Company has complied in all material respects with all terms and conditions of such Government Contract and Bid and any requirements of law pertaining to such Government Contract and Bid; (ii) each representation and certification executed by the Company (as applicable) pertaining to such Government Contract and Bid was true and correct in all material respects as of its effective date; (iii) all cost or pricing data submitted by or on behalf of the Company to any Governmental Entity in connection with such Government Contract or Bid were current and accurate as of their applicable submission dates; (iv) all invoices and claims for payment, reimbursement or adjustment, including without limitation requests for progress payments and provisional payments, submitted by or on behalf of the Company in connection with a Government Contract were current, accurate and complete as of their applicable submission dates; (v) the Company has maintained systems of internal controls, including without limitation quality control systems, cost accounting systems, estimating systems, purchasing systems, proposal systems, billing systems and material management systems, that are in compliance in all material respects with all requirements of the Government Contracts and Laws; (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor, to the Company’s Knowledge, is any Governmental Entity threatening to issue one; and (v) to the Company’s Knowledge, no protest of any such Government Contract is pending.  Since 2008, except as set forth on Schedule 3.18(b), there has not been any withholding or setoff of any payments by a Governmental Entity or prime contractor or higher-tier subcontractor nor, to Company’s Knowledge, has there been any attempt to withhold or setoff, any payments due under any Government Contract on any basis, including without limitation the basis that a cost incurred or invoice rendered by the Company was questioned or disallowed by a Governmental Entity, prime contractor or higher-tier subcontractor or any of their audit representatives.

(c)           There is no pending or, to the Company’s Knowledge, threatened: (i) civil fraud or criminal investigation, indictment or informational inquiry of the Company by any Governmental Entity relating to any Government Contract or Bid; or (ii) suspension or debarment proceeding against the Company.  Neither the Company, or to the Company’s Knowledge, any of its directors, officers, employees, consultants or agents has received notice of a pending audit other than in the ordinary course of business and consistent with past practice (including any draft audit report) or investigation of the Company or any of its directors, officers, employees or representatives by any Governmental Entity or any third party auditor or investigator acting on behalf of any Governmental Entity, nor to the Company’s Knowledge, since January 1, 2008, has there been any such audit or investigation of the Company or any of its directors, officers, employees or representatives with respect to any Government Contract.  Except as set forth on Section 3.18(c) of the Disclosure Schedule, the Company has not conducted or initiated any internal investigation, or made a voluntary or mandatory disclosure to the United States Government, with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Bid at any time since January 1, 2008.

(d)           Except as set forth on Section 3.18(d)(i) of the Disclosure Schedule, there are not pending or, to the Company’s Knowledge, threatened material claims or disputes

(i) by or between the Company and any subcontractor relating to any Government Contract; or (ii) by or between Company and any higher-tier contractor relating to any Government Subcontract.  Except as set forth on Section 3.18(d)(ii) of the Disclosure Schedule, the Company has not received any written notice or, to the Company’s Knowledge, oral notice of termination for convenience or default of any Government Contract, in whole or in part and, to the Company’s Knowledge, no such termination has been threatened.

(e)           The Company and its employees possess all Governmental Entity security clearances necessary to perform the Government Contracts, and all such security clearances are valid and in force and effect.

(f)           Except for those liens or assignments listed on Section 3.18(f) of the Disclosure Schedule, made in accordance with 31 U.S.C. § 3727 (as amended), otherwise known as the Assignment of Claims Act, and 41 U.S.C. § 15 (as amended), otherwise known as the Assignment of Contracts Act, the Company has not assigned or agreed to assign to any Person, or otherwise encumbered or agreed to encumber for the benefit of any Person, any right, title or interest in or to any of the Government Contracts, or any account receivable relating thereto.

(g)           The Company has not received from a Government Entity a written notice or, to the Company’s Knowledge, oral notice of suspension or debarment of the Company, or any officer, director, employee, agent or consultant, and, to the Company’s Knowledge, no officer, director, employee, agent or consultant has received any notice of its suspension or debarment.

(h)           To the Company’s Knowledge, the Company is in compliance with all applicable national security requirements, including those specified in The National Industrial Security Program Manual (“NISPOM”), DOD 5220.22-M (February 2006), and any supplements, amendments or revisions thereof and has not received any written or, to the Company’s Knowledge, oral notice of any violation or alleged violation of NISPOM

(i)           The Company has never submitted a Government Bid or been awarded a Government Contract (i) based upon misrepresentations or inaccuracies contained in the Company’s Online Representations and Certifications Application database; or (ii) which the Company was ineligible to be awarded due to its business classification at the time such Government Bid was submitted in connection with a competition reserved for companies having a Preferred Bidder Status.

(j)           Except as set forth on Schedule 3.18(j), the practices and procedures used by the Company in estimating costs and pricing proposals and accumulating, recording, segregating, reporting and invoicing costs in connection with a Government Contract listed on Schedule 3.18(a)(i) or Government Bid listed on Schedule 3.18(ii) are in compliance, in all material respects, with all Laws, including without limitation FAR Part 31 and all applicable Cost Accounting Standards and related regulations, to the extent such requirements are applicable, and no audit by a Governmental Entity (including without limitation DCAA) has questioned such costs or identified any other failure to comply with contractual requirements or Law

(k)           Schedule 3.18(k) lists each draft or final written audit report received by the Company during the past three (3) years issued by any Governmental Entity (including without limitation DCAA) with respect to any Government Contract, Government Bid or any direct or indirect cost or other accounting practice of the Company.  The Company has provided to Parent correct and complete copies of each such report.

3.19           Insurance.  Set forth on Section 3.19 of the Disclosure Schedule is a list of all policies of insurance (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements but not including any policy with respect to a Benefit Plan set forth on Section 3.22(a) of the Disclosure Schedule) to which the Company is a party.  Correct and complete copies of all such policies have been made available to the Parent.  With respect to each such insurance policy: (a) the policy is in full force and effect by its terms; (b) none of the Company, or, to the Company’s Knowledge, any other party to the policy, is in breach or default (including with respect to the payment of premiums or the giving of notices) and (c) the Company has not received written notice or, to the Company’s Knowledge, oral notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general.  Schedule 3.19 identifies each individual insurance claim in excess of $50,000 made by the Company in the last three years.

3.20           Litigation; Insolvency Proceedings..  Except as set forth on Section 3.20 of the Disclosure Schedule, there are no pending or, to the Company’s Knowledge, threatened Actions against the Company, or its material properties or assets, and the Company has not received written notice or, to the Company’s Knowledge, oral notice of any Action against the Company, or any of its material properties or assets.  Since January 1, 2008 there has not been any settlement or compromise regarding any pending or threatened Action, the settlement or compromise of which provides for covenants that restrict the Company’s ability to operate or compete or use any Intellectual Property or provides for the payment of money or performance that in either case would reasonably be expected to involve value in excess of $100,000.  None of the Company, the Principal Shareholders, the Shares or the Company’s assets are subject to any pending, resolved or, to the Company’s Knowledge, threatened insolvency proceedings of any character.  Neither the Company nor any of the Principal Shareholders is insolvent and none will become insolvent as a result of entering into this Agreement.

3.21           Personnel.

(a)           Set forth on Section 3.21(a) of the Disclosure Schedule is a list of the names, locations, job titles, hire dates, employee status, current annual base salary rates, and the amounts of accrued and unused leave time of all employees of the Company as of the date of this Agreement.

(b)           The Company has complied in all material respects with all applicable laws, rules and regulations which relate to wages, hours, occupational safety and health, work authorization, equal employment opportunity, immigration and withholding of income taxes on wages, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions and has not engaged in any unfair labor practice.  None of the employees of the Company is represented by any labor union for collective bargaining with the Company is a party to or otherwise bound by any labor or collective bargaining agreement.  The Company has not received written notice or, to the Company’s Knowledge, oral notice of any labor strike, labor dispute, labor grievance or arbitration, or concerted work stoppage, and the Company has not experienced any labor strike since January 1, 2008.  To the Company’s Knowledge, no employee or independent contractor of the Company is in violation of any term of any employment contract, confidentiality, noncompetition or other proprietary rights agreement or any other Contract relating to the right of such Person to be employed by, or provide services to, the Company.

(c)           Except as set forth in Section 3.21(c) of the Disclosure Schedule, there are no pending workman’s compensation liabilities, matters or experience that, individually would reasonably be expected to result in liability in excess of $25,000 or collectively in excess of $100,000.  There is no employment-related charge, complaint, grievance, investigation or obligation of any kind pending or, to the Company’s Knowledge, threatened, in any forum, relating to an alleged violation or breach of any law or contract.

(d)           Section 3.21(d) of the Disclosure Schedule lists all consultants and independent contractors of the Company, along with position, date of retention and rate of remuneration.  Except as set forth on Section 3.21(d) of the Disclosure Schedule, all consulting and independent contractor agreements can be cancelled without penalty upon 90 days’ or less notice.

(e)           Except as set forth on Section 3.21(e) of the Disclosure Schedules, all employees, consultants and independent contractors employed or engaged by the Company since January 1, 2008 have entered into customary agreements regarding confidentiality, non-competition and assignment of inventions with the Company.

3.22           Employee Benefits.

(a)           Set forth on Section 3.22(a) of the Disclosure Schedule is a list of each plan, fund, program, agreement, policy, scheme or arrangement (written or oral) which is sponsored, maintained or contributed to by the Company or with respect to which the Company has any liability, for the benefit of its current or former employees, directors or consultants (and their respective beneficiaries) that provides: executive compensation, deferred or incentive compensation, compensation, bonus, commission, pension, profit sharing, stock-related rights (including but not limited to stock bonus, stock option, stock purchase, restricted stock and restricted stock units), termination, salary continuation, employee assistance, supplemental retirement, severance, vacation, sickness, disability, death, fringe benefit, insurance (including any self-insured arrangements), health or medical, worker’s compensation, supplemental unemployment benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) or other benefits; benefits under an Employee Pension Benefit Plan (collectively, the “Pension Plans”); and benefits under an Employee Welfare

Benefit Plan (collectively, the “Welfare Plans” and, collectively all arrangements described in this Section 3.22(a) are hereinafter referred to as the “Benefit Plans”; each such Benefit Plan that is sponsored or maintained by the Company is hereinafter referred to as a “Company Pension Plan,” “Company Welfare Plan” or “Company Benefit Plan,” as appropriate).  For purposes of this Section 3.22, the Company shall be treated as having contingent liability with respect to those Benefit Plans maintained, administered, contributed to or required to be contributed to by an ERISA Affiliate of the Company to the extent ERISA or the Code would impose liability on the Company with respect to such Benefit Plans.  For purposes of this Section 3.22, “ERISA Affiliate” of any Person means any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code.

(b)           Each Company Pension Plan which is intended to qualify under Section 401(a) of the Code has a favorable determination letter from the IRS or the Company is entitled to rely on a favorable opinion or advisory letter issued by IRS in accordance with IRS Revenue Procedure 2005-16 with respect to the qualified status of the plan document and, except as set forth on Section 3.22(b) of the Disclosure Schedule, to the Company’s Knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification or result in material costs to the Company under the Internal Revenue Service’s Employee Plans Compliance Resolution System.

(c)           Except as set forth on Section 3.22(c) of the Disclosure Schedule, each Company Benefit Plan has been administered in all material respects in accordance with its governing instruments and all applicable laws, including but not limited to ERISA and the Code.

(d)           (i) To the Company’s Knowledge, there have been no Prohibited Transactions with respect to any Company Benefit Plan which could result in material liability to the Company; (ii) to the Company’s Knowledge, there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) with respect to any Company Benefit Plan which could result in any material liability to the Company; and (iii) the Company has not received written notice or, to the Company’s Knowledge, oral notice, of any action, suit, proceeding, hearing or investigation relating to any Company Benefit Plan (other than routine claims for benefits).

(e)           Except as set forth on Section 3.22(e) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate has ever sponsored, maintained or contributed to any Employee Pension Benefit Plan covered by Title IV of ERISA, Section 302 of ERISA or Sections 412, 430 or 431 of the Code.  Except as set forth on Section 3.22(e) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate contributes to or has any other liability under or with respect to any “multiemployer plan” as defined in ERISA Section 3(37), or any “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA or “multiple employer plan” as described in ERISA Section 210.

(f)           Except as set forth on Section 3.22(f) of the Disclosure Schedule, the Company does not sponsor or maintain an Employee Welfare Benefit Plan which provides health, life or other welfare benefits or similar coverage for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar state laws.

(g)           The Company does not maintain a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code or any other “welfare benefit fund” as defined in Section 419(e) of the Code.

(h)           Except as set forth in Section 3.22(h) of the Disclosure Schedule, all Company contributions to and payments from each Benefit Plan which were required under the terms of such Benefit Plan, ERISA or the Code have been made by the applicable due date thereof, including any valid extension or, if required by GAAP, reflected as a liability on the Closing Balance Sheet.

(i)           The Company has made available to Parent, with respect to each Company Benefit Plan, correct and complete copies of the following: (i) the annual report (if required under ERISA) with respect to each such Company Benefit Plan for the last three (3) years (including all schedules and attachments); (ii) the summary plan description, together with each summary of material modification required under ERISA with respect to such Company Benefit Plan; (iii) each written Company Benefit Plan document or a written summary of each oral Company Benefit Plan; (iv) each trust agreement, insurance contract and similar instrument with respect to each funded or insured Company Benefit Plan; (v) all coverage, nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Company Benefit Plan that is subject to coverage, nondiscrimination and/or top-heavy testing; and (vi) investment management agreements, administrative services contracts or similar agreements relating to the ongoing administration, investment or implementation of any Company Benefit Plan.

(j)           Each Benefit Plan which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code (a “409A Plan”) is identified as such on Section 3.22(j) of the Disclosure Schedule.  Except as set forth on Section 3.22(j) of the Disclosure Schedule, each 409A Plan, including each award thereunder, has (i) since January 1, 2005 been operated in accordance with Section 409A of the Code, including applicable guidance of the Department of Treasury and Internal Revenue Service (collectively, “Section 409A”), with respect to amounts deferred or vested (within the meaning of Section 409A) after December 31, 2004, and (ii) since January 1, 2009 been in documentary compliance with the applicable provisions of Section 409A.

(k)           Except as set forth on Section 3.22(k) of the Disclosure Schedule, the Company is not obligated to maintain any Company Benefit Plan for any fixed period of time and each such Company Benefit Plan is terminable at the sole discretion of the Company (as applicable) in accordance with the terms of such Benefit Plan.

3.23           Environmental Matters.  Except as set forth in Section 3.23 of the Disclosure Schedule:

(a)           the Company is in compliance in all material respects with Environmental Laws and has no material liability under any Environmental Laws;

(b)           the Company is in compliance in all material respects with and has no material liability under any provisions of leases relating in any way to Environmental Laws or to the use, management or release of Hazardous Substances under such leases;

(c)           all Environmental Permits, if any, required to be obtained by the Company under any Environmental Law in connection with its operations as they are currently being conducted, including those relating to the management of Hazardous Substances, have been obtained by the Company, are in full force and effect, and the Company (as applicable) is in material compliance with the terms thereof;

(d)           the Company has not received any written notices, demand letters or requests for information from any Governmental Entity indicating that it may be in violation of, or liable under, any Environmental Law, and the Company is not subject to any pending or, to Company’s Knowledge, threatened claim, action, suit, or proceeding under any Environmental Law;

(e)           the Company has not disposed of or released any Hazardous Substances on, in or under any real property that requires remediation under Environmental Laws or that has resulted in an environmental condition for which the Company has any material liability;

(f)           the Company has not arranged for offsite disposal of any Hazardous Substances for which the Company has any material liability under any Environmental Laws;

(g)           the Company has not agreed to accept responsibility for any material liabilities under Environmental Laws in any contracts with customers, including contracts governing the activities of the Company, or its employees at locations owned, leased or operated by the customer; and

(h)           the Company has not conducted within the past three (3) years any material environmental investigation, study, test, audit, review or other analysis in relation to the current or prior business of the Company.

3.24           Customers and Suppliers.  Section 3.24 of the Disclosure Schedule lists the ten (10) largest customers (based on net revenue received by the Company) and the ten (10) largest suppliers (based on payments made by the Company) of the Company for each of the most recently completed fiscal year and the current fiscal year-to-date.  Opposite the name of each such customer is the approximate percentage of revenues attributable to such customer.  Except as set forth on Section 3.24 of the Disclosure Schedule, since January 1, 2011, (a) no customer listed on Section 3.24 of the Disclosure Schedule has notified the Company in writing or, to the Company’s Knowledge, orally that it shall stop, or materially decrease the rate of, buying products and services from the Company, and (b) no supplier listed on Section 3.24 of the Disclosure Schedule has notified the Company in writing or, to the Company’s Knowledge, orally that it shall stop, or materially decrease the rate of, supplying materials, products or services to the Company.

3.25           No Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article III (including the Disclosure Schedules), neither the Shareholders nor the Company, nor any other Person (a) makes any representations or warranty, expressed or implied, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the Company’s business or held by the Company, or (b) makes any representation or warranty, express or implied, as to the accuracy or completeness or any information regarding the Company or its business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE

PARENT AND MERGER SUB

The Parent and Merger Sub represents and warrants to the Shareholders that:

4.1           Organization.

(a)           The Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with the requisite power to own, operate and lease its properties and to carry out its business as now conducted.

(b)           The Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida with the requisite power to own, operate and lease its properties and to carry out its business as now conducted.

4.2           Authorization of Transaction.  Each of the Parent and the Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  All necessary action, corporate or otherwise, has been taken by the Parent and the Merger Sub, respectively, to authorize the execution, delivery and performance of this Agreement and each of the ancillary agreements to which it is a party and the transactions contemplated hereby and thereby.  This Agreement constitutes the valid and legally binding obligation of the Parent and the Merger Sub, enforceable against it in accordance with its terms and conditions, except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors’ rights or by the principles governing the availability of equitable remedies.  Each of the Parent and the Merger Sub has made available to the Company correct and complete copies of resolutions adopted by the board of directors of the Parent and the Merger Sub, respectively, authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, which are in full force and effect.

4.3           No Conflicts; Consents.

(a)           Neither the execution and the delivery of this Agreement by the Parent or Merger Sub, nor the consummation of the transactions contemplated hereby by the Parent or Merger Sub, will: (i) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Entity to which the Parent or Merger Sub is subject; (ii) violate any provisions of any of the charter documents of the Parent or Merger Sub, (iii) violate or constitute a default under, or result in the termination of or accelerate the performance required by any of the terms, conditions or provisions of, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument of the Parent or Merger Sub, or by which the Parent or Merger Sub or any of their respective assets, are bound or (iv) result in the creation of any Lien on the material assets or properties of the Parent or Merger Sub.

(b)           Except for filings under the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or other Person on the part of the Parent or Merger Sub is required in connection with the consummation of the transactions contemplated by this Agreement.

4.4           Brokers’ Fees.  Each of the Parent and Merger Sub has paid or will pay any fees or commissions due from the Parent or Merger Sub to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.5           Cash Available.  The Parent will have at Closing sufficient cash available to it to consummate the transactions contemplated by this Agreement.

4.6           Investment Intent.  The Parent is acquiring the Shares for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations issued pursuant thereto.

4.7           Parent and Merger Sub Acknowledgement.  Each of Parent and Merger Sub acknowledges that neither the Shareholders nor the Company nor any other Person acting on behalf of the Shareholders or the Company (a) has made any representation or warranty, express or implied, regarding the Company, except as expressly set forth in this Agreement, and the Disclosure Schedules or (b) except as expressly set forth in this Agreement or in the Disclosure Schedules, makes or will be deemed to have made hereunder any representation or warranties, express or implied at law or in equity, or any kind or nature whatsoever concerning or as to the accuracy or completeness or any projections, forecast or other forward-looking financial information concerning the future revenue, income, profit or other financial results of the Company.  Where such representations have been made, the each of the Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make any such projections, forecasts or other forward-looking financial information and actual results may differ materially.

ARTICLE 5

PRE-CLOSING COVENANTS

5.1           Conduct of Business by Company Pending the Sale.  Except as otherwise expressly contemplated by this Agreement or agreed to by Parent in writing, from the date hereof until the Closing (or earlier termination of this Agreement), the Company shall:

(a)           conduct its business in the ordinary and usual course of business and consistent with past practice;

(b)           not (i) amend or propose to amend its certificate of incorporation or by-laws, (ii) split, combine or reclassify its outstanding capital stock, or (iii) other than pursuant to Buy-Out Agreements, repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock;

(c)           not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares (other than pursuant to option exercises), or any options, warrants or rights of any kind to acquire any shares of its capital stock, or any debt or equity securities convertible into, exchangeable for or exercisable for such capital stock, or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d)           not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (x) pursuant to its current credit facilities in the ordinary course of business, (y) to make Option Cancellation Payments or (z) to enter into and make payments pursuant to the Buy-Out Agreements with the DeMinimus Shareholders, (ii) make any acquisition of any businesses or material assets or any other capital expenditures (other than expenditures for fixed or capital assets in the ordinary course of business), (iii) sell, pledge, dispose of or encumber any businesses or material assets, other than sales in the ordinary course of business, (iv) loan, advance funds or make any investment in or capital contribution to any other Person, or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(e)           use commercially reasonable efforts to preserve intact its business organizations and goodwill, including business relationships with customers and suppliers;

(f)           use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent with past practice;

(g)           in its discretion, procure up to a six-year tail insurance policy to the Company’s directors’ and officers’, employment practices and/or fiduciary liability insurance policies existing as of the Closing;

(h)           not enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(i)           not enter into any sale, lease or license in respect of any of its assets, except for sales of inventory in the ordinary course of business;

(j)           not revalue in any material respect of any of its assets, including writing down the value of inventory or writing-off notes or accounts receivables, or change any method of accounting or accounting principles or practice;

(k)           not change any Tax election, annual Tax accounting period, or any method of Tax accounting that in each case would have the effect of materially increasing the liability of the Company for any Taxes for any Tax period beginning after the Closing Date;

(l)           not (i) grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee of Company, (ii) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (iii) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any Person, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, retention agreement or Benefit Plan or (v) increase the compensation, bonus or other benefits payable to any director, officer or employee, consultant or independent contractor of the Company (other than increases required by Contract or made in the ordinary course of business consistent with past practices);

(m)            (i) not abandon or fail to maintain any Company Intellectual Property, or (ii) license, assign, sell or otherwise transfer any Company Intellectual Property;

(n)           (i) not make any change, modification or amendment to any Contract listed on Section 3.17 or 3.18 of the Disclosure Schedule that could reasonably be expected to be adverse to the Company in any material respect; (ii) not terminate any Contract listed on Section 3.17 or 3.18 of the Disclosure Schedule; (iii) not enter into any agreement that would constitute a “Contract” or “Government Contract” as defined herein (other than Government Contracts entered into pursuant to the Bids listed on Section 3.18(a)(ii) of the Disclosure Schedule) that could reasonably be expected to be adverse to the Company in any material respect; (iv) not create any Lien with respect to any of its properties or assets, except for Permitted Liens; (v) not declare, set aside or pay any dividends, or otherwise make any distribution with respect to any of the Shares, except for cash dividends; or (vi) other than pursuant to Buy-Out Agreements, not make any direct or indirect redemption, purchase or other acquisition of any of the Shares;

(o)           not waive any valuable right of the Company or material debt owed to it; or

(p)           enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions.

5.2           Control of Operations.  Nothing contained in this Agreement shall give to the Parent or the Merger Sub, directly or indirectly, rights to control or direct the operations of the Company prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

5.3           No Solicitation.

(a)           Neither the Principal Equity Holders nor the Company shall, directly or indirectly:

(i)           solicit any proposal or offer that constitutes, or would reasonably be expected to lead to, a proposal for any merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution or similar transaction involving the Company and a third party, or any acquisition by a third party of any the Shares or any business or assets of the Company, or any combination of the foregoing, in a single transaction or a series of related transactions (in each case, an “Acquisition Proposal”);

(ii)           participate in negotiations concerning or provide any information in connection with an Acquisition Proposal; or

(iii)           execute or enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal.

(b)           The Representative or the Company will notify Parent promptly if any person makes any unsolicited proposal, offer, inquiry or contact with respect to any Acquisition Proposal and will provide Parent with the terms or content of any such proposal, offer, inquiry or contact and the identity of the inquiring party.

5.4           Agreement to Cooperate.

(a)           Subject to the terms and conditions herein provided, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement.

(b)           Each of the Parent, Merger Sub and the Company shall, in connection with the efforts referenced in Section 5.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other Party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such Governmental Entity or other person, give the other Party the opportunity to attend and participate in such meetings and conferences; provided, however, that all obligations in this Section 5.4 shall be subject to applicable laws relating to exchange of information and attorney-client communication and privileges.

5.5           Access to Information and Employees.

(a)           The Company will continue to give to the Parent, Merger Sub and its respective accountants, counsel, financial advisors and other representatives, reasonable access in accordance with the terms of the Non-Disclosure Agreement during normal business hours to its properties, books, contracts, commitments and records; provided, however, that the foregoing right of access shall not require furnishing information that, in the reasonable opinion of counsel, would violate any laws.  In addition, with the prior consent of the Company, such consent not to be unreasonably withheld, and with the participation of the Company, the Company will provide reasonable access to the Company’s customers.  All onsite visits and meetings with the Company’s customers shall be scheduled with and coordinated through the Company and/or its representatives.

(b)           The Non-Disclosure Agreement shall remain in full force and effect until Closing and, if this Agreement is terminated pursuant to Section 7.1, such Non-Disclosure Agreement shall continue in accordance with its terms.

(c)           Promptly following the execution of this Agreement, and generally throughout the period preceding Closing, the Company will provide Parent and Merger Sub reasonable access during normal business hours to such of its key employees as Parent or Merger Sub may reasonably identify for the purposes of discussing post-Closing operations and the proposed terms and conditions of their future employment with the Company; provided that the Representative, at his discretion may participate in any meetings with employees.

5.6           Notification of Certain Matters.  From the date hereof until the Closing, each Party hereto shall promptly notify the others in writing of any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of any: (a) representation or warranty in this Agreement, or (b) covenant or obligation in this Agreement; provided that no such notification shall constitute or be deemed to cure any representation or warranty contained herein that was breached when made as of the date hereof.

5.7           Legal Privileges.

The Principal Equity Holders, the Merger Sub and the Parent acknowledge and agree that all attorney-client, work product and other legal privileges that may exist with respect to the business prior to the Closing shall, from and after the Closing Date, be deemed to be joint privileges of the Principal Equity Holders, Merger Sub and Parent.  Each of the Principal Equity Holders, Merger Sub and Parent shall use commercially reasonable efforts after the Closing Date to preserve all such privileges and neither the Principal Equity Holders nor Parent or Merger Sub shall knowingly waive any such privilege without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed).

5.8           Filings and Authorizations; Consummation.

Parent, Merger Sub and Principal Equity Holders shall, as promptly as practicable, but in no event later than June 7, 2011, submit all filings required by the HSR Act (the “HSR Filing”) to the United States Department of Justice, as appropriate, and thereafter provide any supplemental information requested in connection therewith pursuant to the HSR Act and make any similar filing within, to the extent reasonably practicable, a similar time frame with any other Governmental Entity for which such filing is required.  Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act.  Parent and Company shall request early termination of the applicable waiting period under the HSR Act.  Parent, Merger Sub and Company shall promptly inform the other party and Representative of any material communication received by such party from any Governmental Entity in respect of the HSR Filing.  Each of Parent, Merger Sub, Principal Equity Holders and Company shall use its respective commercially reasonable efforts (a) to comply as expeditiously as possible with all requests of any Governmental Entity for additional information and documents, including, without limitation, information or documents requested under the HSR Act; (b) not to (i) extend any waiting period under the HSR Act, or (ii) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of the other parties; and (c) cooperate with the other parties and use commercially reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any award, decision, judgment, injunction, order, ruling subpoena, or verdict entered, issued, made or rendered by any Governmental Entity (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement.  Parent and Merger Sub acknowledge and agree that they shall pay and shall be solely responsible for the payment of all filing fees in connection with the HSR Filing.

5.9           Company Shareholder Approval.  The Company, through its Board of Directors, shall unanimously recommend to the Shareholders that the Shareholders approve and adopt this Agreement, the Merger and the transactions contemplated hereby and thereby (the “Recommendation”).  Promptly after the execution of this Agreement and in accordance with the FBCA, the Company shall submit along with this Agreement, a written consent that complies with the FBCA, the Company’s Articles of Incorporation and the Bylaws and which includes the Recommendation to all of the Principal Shareholders for approval as provided by the FBCA and the Company’s Articles of Incorporation and Bylaws.  The Company shall solicit and obtain immediately, but in any event within five (5) days of the date of this Agreement, written consents of the Principal Shareholders constituting the Requisite Vote to approve (i) the Merger and to enable the Closing to occur as promptly as practicable following receipt of the requisite consents from any Governmental Entity, (ii) this Agreement, the other documents contemplated hereby and (iii) the transactions contemplated hereby and thereby (“Written Consents”).  Each Principal Shareholder agrees to approve the Merger and this Agreement and to execute the Written Consent presented to such Principal Shareholder immediately (and in any event within five (5)

days of the date of this Agreement) and not to take any action, directly or indirectly (including without limitation the withdrawal of any Written Consent) contrary to such Principal Shareholder’s obligation to approve the Merger and this Agreement.  Promptly after the date of the Written Consents, the Company shall (i) deliver notice to each Shareholder that is not a Principal Shareholder and that did not execute a Written Consent (the “Nonconsenting Shareholders”) of the action by Written Consent of the Shareholders pursuant to and in accordance with the applicable provisions of the FBCA, including Section 607.0704(3) of the FBCA, and the Company's Articles of Incorporation and Bylaws, (ii) deliver the notice required pursuant to Section 607.1302 of the FBCA informing the Nonconsenting Shareholders that appraisal rights are available for their shares pursuant to Section 607.1302 of the FBCA along with such other information as is required by Section 607.1302 of the FBCA, and (iii) without limiting the generality of clause (ii), deliver an information statement (the “Information Statement”) .

ARTICLE 6

CONDITIONS PRECEDENT TO CLOSING

6.1           Conditions Precedent to Obligation of the Parent and Merger Sub.  The obligation of the Parent and Merger Sub to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a)           the representations and warranties of the Company and the Shareholders contained in this Agreement that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of that date), and the representations and warranties that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of that date); provided that the representations and warranties contained in Sections 2.3 and 3.5 shall be true and correct in all respects on and as of the Closing; provided, further, that this condition precedent shall be deemed satisfied notwithstanding breaches, inaccuracies or omissions of the representations and warranties set forth in Articles 2 or 3 (other than Sections 2.3 and 3.5) so long as such breaches, inaccuracies or omissions have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           the Principal Equity Holders and the Company shall have performed and complied with all of their respective covenants and conditions required to be performed prior to the Closing hereunder in all material respects on or prior to the Closing Date;

(c)           the Principal Equity Holders and the Company shall have obtained all authorizations, waivers, consents and approvals, and made all filings, applications and notices set forth on Section 6.1(c) of the Disclosure Schedule;

(d)           the waiting period applicable to the consummation of the purchase and sale of the Shares under the HSR Act shall have expired or have been terminated;

(e)           no action, suit or proceeding shall be pending or threatened before any Governmental Entity wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to prevent consummation of any of the transactions contemplated hereby or result in material damages to the Company;

(f)           the Company shall have entered into Option Cancellation Agreements to which the outstanding Options issued by the Company to the holders of Options set forth on Section 6.1(f) of the Disclosure Schedule shall be cancelled and terminated, in exchange for the Option Cancellation Payments set forth therein;

(g)           all Contracts or arrangements set forth on Section 6.1(g) of the Disclosure Schedule shall have been terminated in full and all amounts payable by or owing to the Company shall have been paid in full;

(h)           all Indebtedness of the Company shall have been fully extinguished (either by the Company prior to the Closing or by Parent pursuant to Section 1.7 hereof), all agreements and other instruments related to any such Indebtedness shall have been terminated, and the Company shall have delivered to Parent written releases, payoff letters and UCC-3s from each holder of such Indebtedness, as appropriate, each to be in a form reasonably acceptable to the Parent;

(i)           Parent and Merger Sub shall have received the following agreements and documents:

(i)           a certificate executed by the Company stating that the conditions set forth in this Section 6.1(a) and (b) have been duly satisfied;

(ii)           written resignations of all directors and statutory officers of the Company listed on Section 6.1(i)(ii) of the Disclosure Schedule, in each case effective as of the Closing Date;

(iii)           the Escrow Agreement, duly executed by the Representative and the Escrow Agent;

(iv)           the original organizational records, minute books and governance records of the Company;

(v)           a properly executed statement, dated as of the Closing Date, in form and substance reasonably acceptable to the Parent conforming to the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(vi)           the Section 338 Forms, duly executed by each Shareholder in accordance with Section 10.7 hereof.; and

(vii)           the written releases, payoff letters and UCC-3s with respect to Company Indebtedness, in accordance with Section 6.1(h).

(j)           the Non-Competition Agreement, duly executed by the Majority Shareholder.

The Parent or Merger Sub may waive any condition specified in this Section 6.1 if it executes a writing so stating at or prior to the Closing, or otherwise consummates the Closing.

6.2           Conditions Precedent to Obligation of the Company and the Principal Equity Holders .  The obligation of the Company and the Principal Equity Holders to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a)           the representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, except for (i) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of that date) and (ii) changes contemplated by this Agreement;

(b)           the Parent and Merger Sub shall have performed and complied with all of its covenants and conditions hereunder in all material respects on or prior to the Closing Date;

(c)           the waiting period applicable to the consummation of the purchase and sale of the Shares under the HSR Act shall have expired or have been terminated;

(d)           the Parent and Merger Sub shall have delivered or caused to be satisfied the Closing Consideration, the Option Cancellation Payments, the Closing Bonus Payments, the Reserve Account and the Transaction Expenses in accordance with Section 1.7; and

(e)           the Principal Equity Holders shall have received the following agreements and documents:

(i)           a certificate executed by the Parent and Merger Sub stating that the conditions set forth in this Section 6.2(a) and (b) have been duly satisfied;

(ii)                      a certificate of the Secretary or Assistant Secretary of each of the Parent and Merger Sub, certifying as to the resolutions of the board of directors of the Parent and Merger Sub, respectively, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and incumbency and signatures of the statutory officers of the Parent and Merger Sub who shall have executed this Agreement or any of the other agreements, documents or instruments contemplated hereby;

(iii)           the Escrow Agreement, duly executed by the Parent and the Escrow Agent.

The Representative may waive any condition specified in this Section 6.2 if they execute a writing so stating at or prior to the Closing, or otherwise consummate the Closing.

ARTICLE 7

TERMINATION

7.1           Termination.  This Agreement may be terminated as set forth below at any time prior to the Closing Date:

(a)           by mutual written consent of the Parent and the Representative;

(b)           by Parent, if either the Principal Stockholders or the Company have committed a material breach of any provision of this Agreement that has not been cured within fifteen (15) days of written notice of such material breach that if not cured makes the Closing conditions set forth in Section 6.1 incapable of being satisfied;

(c)           by the Representative, if Parent has committed a material breach of any provision of this Agreement that has not been cured within fifteen (15) days of written notice of such material breach;

(d)           by either Parent or the Representative if an injunction, judgment, order, decree, ruling, charge or other restriction has been entered by any Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such injunction, judgment, order, decree, ruling, charge or other restriction has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party whose breach of any provision of this Agreement has been a principal cause of or resulted in results in the imposition of such injunction, judgment, order, decree, ruling, charge or other restriction; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party who has not used all reasonable best efforts to lift any such injunction, judgment, order, decree, ruling, charge or other restriction;

(e)           by Parent, if, since the date of this Agreement, there shall have been any Material Adverse Effect;

(f)           by either Parent, on the one hand, or the Representative, on the other hand, if the Closing shall not have occurred on or before July 29, 2011, provided that the Party (or Parties) seeking to terminate this Agreement pursuant to this clause (f) shall not have breached in any material respect its (or their) obligations under this Agreement in any manner that has contributed to the failure to consummate the transaction on or before such date; or

(g)           automatically without further action by either Party on October 31, 2011.

7.2           Effect of Termination.  In the event this Agreement is terminated, it shall forthwith become void, and there shall be no further obligation on the part of any Party, except that in the case of any such termination, the provisions of this Article 7 and of Sections 5.5(b), 11.1 and 11.11 shall survive, provided however, that nothing shall relieve any Party from liability for any breach of this Agreement.

ARTICLE 8

POST-CLOSING COVENANTS

8.1           General.  In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Articles 9 or 10).  The Principal Equity Holders acknowledge and agree that from and after the Closing the Parent and Merger Sub will be entitled to possession of all documents, books, records (including Tax records of the Company), agreements, and financial data of any sort relating to the Company; provided, however, that the Representative shall have access to and the right to copy books and records (including Tax records) for the purpose of preparing or responding to any inquiry regarding any Tax Returns required to be filed by the Shareholders, including, without limitation any Tax Returns filed by the Company with respect to periods prior to the Closing until the later of (i) the fifth anniversary of the Closing Date; or (ii) the expiration of any applicable period for assessment under applicable law (giving effect to any extensions or waivers).  Each of the Parent and Merger Sub covenants and agrees to maintain (and not destroy) the Company’s books and records until the later of the (i) fifth anniversary of the Closing Date; or (ii) the expiration of the applicable period for assessment under applicable law (giving effect to any extensions or waivers); provided, that, in no event shall the Parent, Merger Sub or the Company destroy any specific books or records of the Company that are identified to the Parent, Merger Sub or the Company in writing by the Representative without providing a correct and complete copy thereof to the Representative.  The Principal Equity Holders shall treat any information provided pursuant to this Section 8.1 as “Confidential Information”.

8.2           Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand after the Closing in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each of the other Parties will cooperate with him, her or it and his, her or its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 9); provided, however that no Party shall be obligated to provide such cooperation in connection with a proceeding in connection with this Agreement.

8.3           Employee Benefits Matters.

(a)           At the Closing and for a period of twelve months thereafter, the Parent shall take all reasonable action so that employees of the Company as of the Closing Date (the “Acquired Employees”) shall be entitled to continue to receive compensation and employee benefit plans, programs or arrangements that are, in the aggregate, comparable to the compensation and Benefit Plans that were offered to such Acquired Employees immediately prior to the Closing; provided, however, that nothing in this Section 8.3(a) shall preclude the Parent from making reasonable changes in Parent’s discretion to the positions or titles held by Acquired Employees or terminating individual Acquired Employees in the ordinary course of business, or (ii) subject to the provisions of this Section 8.3(a), transitioning any or all such Acquired Employees to Parent compensation and benefit plans and programs.

(b)           The Acquired Employees shall after the Closing continue to receive full credit for service with the Company or any of its affiliates (or predecessor employers to the extent the Company provides such past service credit) for purposes of accrued leave entitlements and eligibility and vesting under benefit plans and programs provided to the Acquired Employees after the Closing to the same extent such service was recognized under the Company Benefit Plans prior to the Closing (provided that such service shall not be recognized for purposes of any benefit accruals under a defined benefit Employee Pension Benefit Plan of the Parent).

(c)           In the event of any change after the Closing in the Welfare Plans provided for the benefit of the Acquired Employees, Parent shall use commercially reasonable efforts or cause the Company to use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under the new Employee Welfare Benefit Plan in which the Acquired Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan in which the Acquired Employee participated prior to the Closing.  In the event of any mid-year change in the health and medical benefit plans in which an Acquired Employee participates after the Closing, to the extent commercially practicable, Parent shall cause the new plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred during such year by such Acquired Employee (and his or her eligible dependents) under the prior plans for purposes of satisfying such year’s deductible and co-payment limitations under the new plans in which such Acquired Employee (and dependents) commences participation.

ARTICLE 9

INDEMNIFICATION

9.1           Survival.  Notwithstanding any right of the Parent fully to investigate the affairs of the Company and the Principal Equity Holders and notwithstanding any knowledge of facts determined or determinable by Parent pursuant to such investigation or right of investigation, Parent has the right to rely fully upon the representations and warranties of the Company and each of the Principal Equity Holders contained in this Agreement.  All of the representations and warranties of the Parties contained in this Agreement or in any certificate, document, instrument or agreement delivered pursuant to this Agreement, and their indemnification obligations pursuant to this Article 9, shall survive the Closing and continue in full force and effect until, and expire on, the earlier of the (x) the date that is eighteen (18) months after the Closing Date or (y) December 31, 2012; provided that (i) the representations and warranties set forth in Sections 3.10 (other than Section 3.10(l)), 3.22 and 3.23 (the “Statutory Representations”), and the Principal Equity Holders’ indemnification obligations with respect thereto, shall survive the Closing and continue in full force and effect until, and expire on, the 60th day following the applicable statute of limitations period ; (ii) the representations and warranties set forth in Section 3.18 and the Principal Equity Holders’ indemnification obligations with respect thereto, shall survive the Closing and continue in full force and effect until, and expire on, the date that is three (3) years after the Closing Date; (iii) the representations and warranties set forth in Sections 2.1 and 2.3 by the Principal Shareholders, and the Principal Equity Holders’ indemnification obligations with respect thereto, and the representations and warranties set forth in Sections 3.1, 3.2, 3.5 and 3.10(l) by the Company, and each Principal Equity Holders’ indemnification obligations with respect thereto, shall survive the Closing indefinitely; provided further, that nothing in this Section 9.1 shall affect the rights of a Party in respect of any claim made by such Party in a writing received by another Party prior to the expiration of the applicable period and nothwithstanding any provision in this Section 9.1, claims based on a Failed 338(h)(10) Election may be made within three (3) years of when any Estimated Tax Increase or other Damages arising therefrom are incurred.  The covenants and agreements contained herein shall survive until performed in accordance with their terms.

9.2           Indemnification Provisions for Benefit of the Parent and Merger Sub.

(a)           Subject to the other terms of this Article 9, (A) the Majority Shareholder shall individually, and (B) each of the other Principal Equity Holders shall severally, but with respect to such other Principal Equity Holders limited to a pro rata share based on their Indemnity Percentage set forth on Schedule 3 hereto (the “Indemnity Percentage”) and (C) the Company (but not after the Closing) shall, indemnify, defend and hold harmless the Parent, Merger Sub and its respective officers, directors, employees, Affiliates (including the Company following the Closing) (each a “Parent Indemnified Party”) from and against any and all Damages arising out of or resulting from (i) a breach of any of the representations and warranties made by the Company in Article 3 hereof, (ii) the failure of the Company to perform any of its respective pre-closing obligations to be performed by the Company hereunder and (iii) enforcing any Parent Indemnified Party’s indemnification rights provided for under this Section 9.2(a), except to the extent otherwise provided in Section 9.6 and except to the extent such Losses relate to an unsuccessful claim brought to enforce the indemnification provided for in this Section 9.2(a).

(b)           Subject to the other terms of this Article 9, each Principal Equity Holder shall indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Damages arising out of or resulting from (i) a breach of any of the representations and warranties made by such Principal Equity Holder, (ii) the failure of such Principal Equity Holders to perform any of his or her respective obligations to be performed, and (vi) enforcing the Parent Indemnified Party’s indemnification rights provided for under this Section 9.2(b), except to the extent otherwise provided in Section 9.6 and except to the extent such Losses relate to an unsuccessful claim brought to enforce the indemnification provided for in this Section 9.2(b)

9.3           Indemnification Provisions for Benefit of the Principal Equity Holders.  Subject to the other terms of this Article 9, the Parent and Merger Sub shall indemnify, defend and hold harmless the Company (if the Closing does not occur), the Principal Equity Holders, or their respective successors and assigns (each a “Principal Equity Holder Indemnified Party” and together, the “Principal Equity Holder Indemnified Parties”) from and against any and all Damages arising out of or resulting from (a) a breach of any of the representations and warranties made by the Parent and Merger Sub in Article 4, (b) the failure of the Parent or Merger to perform any of its obligations to be performed by the Parent or Merger Sub under this Agreement, and (iii) enforcing any Principal Equity Holder Indemnified Party’s indemnification rights provided for under this Section 9.3, except to the extent otherwise provided in Section 9.6 and except to the extent such Losses relate to an unsuccessful claim brought to enforce the indemnification provided for in this Section 9.3.

9.4           Claim Procedure.  The Indemnified Party shall give written notice of any claim for indemnification hereunder to the Indemnifying Party.  A claim for indemnification may be made at any time prior to the expiration of any applicable survival period with respect to such matter.  The Parent and Merger Sub shall cause the Company to make available to the Principal Equity Holders and their respective representatives (if any) such books, records and personnel of the Company as shall be reasonably necessary for the Principal Equity Holders to evaluate any claim for indemnification, subject to the execution by the Principal Equity Holders and their respective representatives of a non-disclosure agreement.

9.5           Claims Between the Parties.  If the claim is not asserted against or sought to be collected by a third party, and neither the Principal Equity Holders (if the Principal Equity Holders are the Indemnifying Parties), or Parent (if Parent is the Indemnifying Party), notifies the Indemnified Party within twenty (20) business days that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder.  In case an objection is made in writing, the Indemnified Party shall have fifteen (15) business days to respond in a written statement to the objection.  If, after such fifteen (15) business day period, there remains a dispute as to any claim, the Parties shall attempt in good faith for twenty (20) business days to agree upon the rights of the respective Parties with respect to each such claim.  If the Parties should so agree, a memorandum setting forth such agreement and the agreed upon dollar amount of liability for such claim of the Party against whom the claim is made shall be prepared and signed by (or on behalf of) the Parties.

9.6           Defense of Third Party Claims.  In the event of a claim or demand asserted by a third party (a “Third Party Claim”), the Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within fifteen (15) business days of the date of the notice of the claim concerning the commencement or assertion of any Third Party Claim, to participate in the defense of such Third Party Claim.  If the Indemnifying Party gives such notice of intent to defend, the Indemnifying Party shall assume the defense thereof as follows: (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel compensated by and chosen by the Indemnifying Party, subject to the Indemnified Party’s reasonable prior approval of such counsel; (ii) the Indemnified Party may retain separate co-counsel at the sole cost and expense of Indemnified Party; (iii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld, delayed or conditioned; and (iv) the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement, without the written consent of the Indemnified Party, which consent will not be unreasonably withheld, delayed or conditioned.  In assuming the defense of any Third Party Claim, the Indemnifying Party may reserve the right to contest whether any or all of such claim is indemnifiable hereunder; provided, that, the Indemnifying Party shall promptly relinquish its right to represent the Indemnified Party with respect to such Third Party Claim in the event the Indemnifying Party subsequently determines that it is not liable to the Indemnified Party with respect to such Third Party Claim.  If, however, (x) no Indemnifying Party notifies the Indemnified Party within fifteen (15) business days after the Indemnified Party has been given notice of the matter, that the Indemnifying Party is assuming the defense thereof or (y) the likely maximum liability under such Third Party Claim is greater than the available indemnification amount for the Indemnifying Party (after taking into account the amount of all other claims for which the Indemnifying Party may be or may be claimed to be liable and any limitations contained in Section 9.7 hereof), then the Indemnified Party shall defend against the claim. No failure or delay on the part of the Indemnified Party to so notify the Indemnifying Party shall limit any of the obligations of the Indemnifying Party under this Article 9, except to the extent that the Indemnifying Party has been prejudiced thereby.  The Indemnified Party shall not settle such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.

9.7           Limitations on Liability.

(a)           The Principal Equity Holders shall not be required to make any indemnification payments pursuant to Section 9.2(a)(i) until such time as the total amount of all Damages that have been suffered or incurred by the Parent Indemnified Parties, and for which the Parent Indemnified Parties are entitled to indemnification under Section 9.2(a)(i) hereof, exceeds $715,000 in the aggregate (the “Deductible”), whereupon the Parent Indemnified Parties shall be entitled to indemnification hereunder for the aggregate amount of all Damages in excess of the Deductible; provided that in no event shall the Principal Equity Holders be liable under Section 9.2(a)(i) for any individual items or aggregated items arising out of the same or similar facts, events or circumstances where the Damages relating thereto are less than $20,000 (the “Mini Basket”); provided, further, that neither the Deductible nor the Mini-Basket shall apply to (i) any claim based on fraud or any claim for indemnification for a breach of a Fundamental Company Representation, a Fundamental Shareholder Representation or a Statutory Representation, or (ii) any claim based on the Company’s error in connection with its annual nonelective employer contributions to its 401(k) Plan from January 1, 2004 to December 31, 2008, as further described on Section 3.22(b) of the Disclosure Schedules (the “401(k) Employer Contribution Error”).

(b)           (i)           Except as set forth in Section 9.7(b)(ii), the Principal Equity Holders’ sole and exclusive liability for monetary damages under this Agreement, and the Parent Indemnified Parties’ sole and exclusive recourse for monetary damages against the Principal Equity Holders, for indemnification under Section 9.2(a)(i) shall be limited to $14,300,000.  Any indemnity claim that is the responsibility of the Principal Equity Holders shall first be satisfied from the Escrow Account.

(ii)           The foregoing dollar limitations on the rights of the Parent Indemnified Parties to seek or recover monetary damages from the Principal Equity Holders shall not apply to the Principal Equity Holders’ liability for (x) claims for indemnification under Section 9.2(a)(i) with respect to breaches of any Fundamental Shareholder Representation, Fundamental Company Representation or Statutory Representation or (y) claims based on fraud, willful misconduct or criminal acts.

(c)           The representations and warranties of each Shareholder contained in Article 2 and the Company contained in Article 3 constitute the sole and exclusive representations and warranties of such Shareholder and the Company, as applicable, to the Parent and Merger Sub in connection with the transactions contemplated hereby.  The representations and warranties of the Parent and Merger Sub contained in Article 4 constitute the sole and exclusive representations and warranties of the Parent and Merger Sub to the Company and the Principal Equity Holders in connection with the transactions contemplated hereby.  Except for such representations and warranties (in each case, as modified by the applicable sections of the Disclosure Schedule), none of Principal Equity Holders, the Company, Parent, Merger Sub or any other Person makes any other express or implied representation or warranty with respect to such Parties or the transactions contemplated by this Agreement.  Except for such representations and warranties (in each case, as modified by the applicable sections of the Disclosure Schedule), each Party hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to any other Party or its Affiliates, officers, directors, employees, agents or representatives (including opinion, information, projection, or advice that may have been or may be provided to any Party or any director, officer, employee, agent, consultant, or representative of such Party or any of its Affiliates).

(d)           The amount of any Damages subject to indemnification by an Indemnifying Party hereunder shall be net of any amounts actually recovered by the Indemnified Party or the Company under insurance policies, other sources of indemnification, or otherwise, with respect to such Damages (net of documented out-of-pocket expenses incurred in connection with such recovery); provided, however, that no Indemnified Party shall have any obligation to seek to recover insurance proceeds or any other amounts from third parties prior to making an indemnification claim under this Article 9.  Following the Closing, and without affecting the Indemnified Party’s rights to indemnification hereunder (unless proceeds are recovered), the Indemnified Party shall, where appropriate and commercially reasonable, make claims under applicable insurance policies, other than self-insurance or retrospective policies, but shall not have any obligation to engage in any litigation in connection therewith.  In the event an Indemnified Party or the Company receives any recovery from insurers or otherwise with respect to such Damages after an Indemnifying Party has made a payment in respect of such Damages, the Indemnified Party or the Company, as the case may be, shall refund to the Indemnifying Party the amount actually received by it (net of any expenses incurred by such Person in collecting such amounts).

(e)           Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of Damages for which the parties are obligated to provide indemnification under this Article 9 (but not for purposes of determining whether any breach has occurred to create such indemnification obligations), all of the representations and warranties set forth in this Agreement (including, for the avoidance of doubt, the Disclosure Schedule) that are qualified by materiality, Material Adverse Effect, or words of similar import or effect will be deemed to have been made without any such qualification.

(f)           (i)The amount of any Damages subject to indemnification hereunder shall be net of the present value of any Tax Benefit which would reasonably be expected to occur (including by means of a “refund” as defined in Section 10.5) by any Parent Indemnified Party on account of such Damages, including with respect to any payment for Damages made hereunder and determined by using a discount rate of 13% and by applying the marginal blended federal and state income tax rate applicable to the relevant.  Parent Indemnified Party for the year in which such Damages are paid. Parent and the Company agree to provide the Representative or its designated representatives with such documents and records reasonably requested by them that are relevant to their ability to determine when an amount is receivable from any Parent Indemnified Party pursuant to this Section 9.7(f).  Nothing herein contained shall affect a party’s legal duty to mitigate damages.

(ii)  In the event that any indemnification payment pursuant to Section 9.2, reduces the amount treated as aggregate deemed sales price for Tax purposes (“ADSP”) (within the meaning of Treas. Reg. §1.338(h)(10)-1(d)(3) and §1.338-4) and such reduction in ADSP results in a Tax Detriment to the Parent resulting from the concomitant reduction in amortization and/or depreciation deductions (a “Tax Detriment), then the amount of the Tax Detriment shall be taken into account at such time as any Tax Benefit is determined and shall reduce the amount of such Tax Benefit.  For purposes of this Section 9.7(f)(ii), a “Tax Detriment” shall mean the present value (determined by using a discount rate of 13%) of the tax detriment determined by applying the marginal blended federal and state income tax rate applicable to the Parent for the taxable year of the Tax Benefit to the reduction in amortization and/or depreciation deductions.

9.8           Subrogation.  Upon making an indemnity payment pursuant to this Agreement, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party (excluding any material customer of the Company or the Parent) in respect of the Damages to which the payment related.  Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

9.9           Exclusive Remedy.  Each Party acknowledges and agrees that, should the Closing occur, the indemnification provisions of this Article 9 shall be the sole and exclusive remedies for breaches of representations and warranties contained in this Agreement, the failure or non-performance of any covenants or agreements contained in this Agreement, or any other claim in connection with the transactions contemplated by this Agreement, except for (a) the remedies arising from claims based on fraud, (b) the equitable and other remedies available to the Parent contained in the Noncompetition Agreement, (c) the remedies contained in the adjustment provisions of Section 1.8 and (d) claims related to the 401(k) Employer Contribution Error, as set forth in Section 11.16(f).  The Parties acknowledge and agree that the remedies available in this Article 9 and the items excepted in the first sentence of this Section 9.9 supersede any other remedies available at law or in equity.  The Parties covenant not to sue, assert any arbitration claim or otherwise threaten any claim other than those expressly provided for under this Article 9 or pursuant to the items excepted in the first sentence of this Section 9.9.

9.10           Mitigation.  The Parties agree to use commercially reasonable efforts to mitigate any Damages which form the basis of a claim hereunder.

9.11           Adjustment to Total Consideration.  The Parties agree that any indemnification payment shall be treated as an adjustment to the Total Consideration.

ARTICLE 10

TAX MATTERS

10.1           Tax Periods Ending on or Before the Closing Date.  The Shareholders shall prepare and timely file all Tax Returns for the Company for all Pre-Closing Tax Periods, including Tax Returns which reflect the deemed sale of the Company’s assets pursuant to the Section 338(h)(10) Election, and including any amendments to such Tax Returns.  Such Tax Returns shall be prepared by treating items on such Tax Return in a manner consistent with the past practices with respect to such items, unless otherwise required by law.  All deductions related to any transaction-related expense, including any deduction related to any compensatory payment (including, without limitation, the Option Cancellation Payments and the Closing Bonus Payments except to the extent Parent has paid Shareholders a purchase price adjustment for the tax benefits associated with such items as contemplated in Section 1.7(c)) shall be reported on the Company's federal income Tax Return for the taxable period that includes the Closing Date.  The amounts due for Taxes of the Company with respect to the Pre-Closing Tax Periods shall be paid from the Escrow Account.

10.2           Tax Periods Beginning Before and Ending After the Closing Date.  The Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which end after the Closing Date.  In the case of any such Tax Returns for Tax periods that include the Closing Date, such Tax Returns shall be prepared by treating items on such Tax Return in a manner consistent with the past practices with respect to such items, unless otherwise required by law.  Any such Tax Return shall be provided to Representative at least thirty (30) days prior to the due date for filing, including any extensions, such Tax Return and the Representative shall have the right to comment on and approve such Tax Return which approval shall not be unreasonably withheld.  At least two days prior to the date on which Taxes are due with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Closing Date shall be paid from the Escrow Account.  For purposes of this Section 10.2, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Tax based upon income, gain or receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date, (y) in the case of any sales and use taxes, be deemed to accrue as property is purchased, sold, used, or transferred; (z) in the case of any Taxes other than Taxes described in clauses (x) and (y), be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.  Any deduction for transaction-related expenses of the Company including any deduction associated with the Option Cancellation Payments, the Closing Bonus Payments and any Transaction Expenses shall be allocable solely to the Pre-Closing Tax Period (or, in connection with any Straddle Period, the portion of such period ending on or before the Closing Date), except to the extent that Parent has paid to Shareholders a purchase price adjustment for the tax benefits associated with such Option Cancellation Payments or such Closing Bonus Payments as contemplated by Section 1.7(c).

10.3                  Structuring Transaction-Related Expenses.  To the extent requested by the Representative, Parent and Shareholders shall use commercially reasonable efforts to structure or restructure the transactions contemplated by this Agreement so as to allow all deductions related to any transaction-related expense, including any deductions related to any compensatory payment (including, without limitation, the Option Cancellation Payments and the Closing Bonus Payments), to be properly reported on the Company's Income Tax Returns for the Pre-Closing Tax Periods.

10.4                  Amended Returns.  Neither the Parent nor, after the Closing, the Company, shall file or cause to be filed any Tax Return that relates to any Tax period or portion thereof that ends on or before the Closing Date without the consent of the Representative, which consent may be withheld in the sole discretion of the Representative.  Neither Parent nor its Affiliates (including, after the Closing, the Company) shall to the extent it may affect or relate to the Company, make or change any Tax election, change any annual Tax accounting, enter into any closing agreement, settle any Tax claim or assessment, initiate any substantive discretionary communication with any Taxing authority (or if communication is initiated by any Taxing authority, provide a substantive response) without the participation of the Representative or his advisors, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission could reasonably be expected to have the effect of increasing Tax liability of the Shareholders or the Company for any Tax period (or portion thereof) ending on or before the Closing Date (including the Shareholders’ liability hereunder) or increasing the risk of a Failed 338(h)(10) Election.

10.5           Refunds and Tax Benefits.  Any Tax refunds that are received by the Parent , its Affiliates or the Company and any amounts credited against Tax to which any of the foregoing become entitled that relate to (i) any Tax period or portion thereof ending on or before the Closing Date or (ii) any other Tax indemnified by the Shareholders under the terms of this Agreement, shall be for the account of the Shareholders, and Parent shall pay over to the Shareholders, pro rata based on their respective pre-Closing share ownership, any such refund or the amount of any such credit within ten (10) days after receipt, entitlement or use.  For purposes of this Agreement, the term “refund” shall mean the receipt of cash, an actual reduction in Tax paid and the use of an overpayment as a credit or other Tax offset by Parent, its Affiliates or the Company and any interest related to any of the foregoing.

10.6           Cooperation on Tax Matters.

(a)           The Parent, the Company and the Shareholders shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 10 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and the execution of any Tax forms or filings requested by the other Party consistent with the provisions of Article 10.  The Parent shall provide the Representative or its designated representatives with such documents as are reasonably requested by the Representative as necessary or desirable to implement the provisions of Section 10.1 (relating to the filing of Tax Returns for Pre-Closing Tax Periods) and Section 10.8 (relating to Tax Contests).  The Company and the Parent shall (A) retain any books and records in their possession with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any taxing authority, and (B) give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Representative so requests, allow the Representative to take possession of such books and records.

(b)           The Parent and the Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

10.7           Section 338(h)(10) Election.

Each of the Principal Shareholders will make (and the Company shall use reasonable efforts to cause each of the other Shareholders to make) and Parent agrees to make an election under Section 338(h)(10) of the Code with respect to the Company and any comparable election under state Income Tax law (the “Section 338(h)(10) Election”) and the Principal Shareholders shall cooperate (and the Company shall use reasonable efforts to cause each of the other Shareholders to cooperate) in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulation §1.338(h)(10)-1 (or any comparable provisions of state Income Tax law) or any successor provision.  In connection with the Closing, each Principal Shareholder shall deliver (and the Company shall use reasonable efforts to cause each other Shareholder to deliver) the executed Section 338 Forms to the Parent.  The Parent shall be responsible for the filing of the Section 338 Forms.  The Principal Shareholders (to the extent so advised by Parent pursuant to the provisions of this Section 10.7) will comply, and the Company will use reasonable efforts to cause the Shareholders to comply, fully with all reasonable filing and other requirements necessary to effectuate such Section 338(h)(10) Election on a timely basis and agree to cooperate in good faith with Parent in the preparation and timely filing of any additional forms, elections or Tax Returns required to be filed in connection with the making of such Section 338(h)(10) Election.  The Shareholders will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Law. The Parent and Representative shall act in good faith to, within 100 days of the Closing Date (i) determine and agree upon the amount of the aggregate deemed sales price (“ADSP”) (within the meaning to Treas. Reg. §1.338(h)(10)-1(d)(3) and §1.338-4 and (ii) agree upon the proper allocations (the “Allocations”) of the ADSP among the assets of the Company in accordance with Treas. Reg. §1.338(h)(10)-1(d) (3), §1.338-6, and §1.338-7 and Section 10.6 of the Disclosure Schedule; provided, however, that if the Purchase Price is adjusted, including as a result of a final determination of the payments contemplated by Section 1.8(b) hereof, and such Purchase Price adjustment is finalized after ADSP and the Allocations have been determined hereunder, then Parent and the Representative shall act in good faith as soon as practicable and will make all reasonable efforts to so act within 14 days of the date such Purchase Price adjustment is finalized to determine and agree upon the appropriate adjustments to be made to ADSP and the Allocations as a result of such Purchase Price adjustment.  None of the Parties shall take any position on any Tax Return inconsistent with the Allocations and each of the Parties shall reflect the Allocations where relevant in all Tax filings, including IRS Form 8883.

10.8           Section 338(g) Election.  Neither Parent nor the Company shall make any election under Section 338(g) of the Code (or any comparable provisions of state or local Income Tax law) or any successor provision.

10.9           Tax Matters.  Parent shall promptly provide the Representative with written notice of any audit, investigation or claim by any Taxing authority that could give rise to an obligation on the part of any Shareholder to indemnify any Parent Indemnified Party under this Agreement or any other Tax that may be the Shareholders’ responsibility.  If any Taxing authority conducts any audit or investigation relating to the Company for a Pre-Closing Tax Period or with respect to any Tax for which the Shareholders are responsible including, without limitation, any item that could give rise to an Estimated Tax Increase resulting from a Failed 338(h)(10) Election, the Representative may, in his sole election, have the right to represent the Company in such audit or investigation and to provide any response required in connection therewith; provided that Parent shall receive copies of all filings and documents and may participate at its own expense in such proceedings to the extent that such proceedings relate to any Straddle Period, or otherwise relates to a Tax for which the Shareholders may not be solely responsible.  In no event shall Parent and, after the Closing Date, the Company, settle any audit or investigation relating to any period or portion thereof that ends on or before the Closing Date or any Tax for which the Shareholders are responsible without the prior written consent of the Representative, which consent will be withheld in the Representative’s sole discretion as it relates to any Pre-Closing Tax Period (but only if the Shareholders are fully responsible for any such Tax) and otherwise shall not be unreasonably withheld or delayed to the extent that it relates to any Straddle Period or relates to any Tax for which the Shareholders may not be fully responsible.

10.10           Transfer Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and other governmental charges, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne one-half by the Shareholders and one-half by the Parent.  The Parent agrees to file all required change of ownership and similar statements.

ARTICLE 11

MISCELLANEOUS

11.1           Public Statements.

(a)           The Company, Merger Sub and the Parent agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by any Party without the prior consent of the other Parties, except as such release or announcement may be required by law or the rules or regulations of any United States securities exchange, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.  Notwithstanding the foregoing, the Company may make internal announcements to its employees.

(b)           The Company, Merger Sub and the Parent shall mutually agree upon an initial press release to be issued by the Parent and the Company immediately after Closing.  Such release and any subsequent release or announcement shall not disclose the Total Consideration except as the inclusion of the Total Consideration in such release or announcement may be required by law or the rules or regulations of any United States securities exchange, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

11.2           No Third-Party Beneficiaries.  Except as explicitly set forth in Section 9.2 and Section 9.3, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.3           Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof; provided that the Non-Disclosure Agreement shall remain in effect in accordance with its terms until the earlier of the Closing Date or the date on which the Non-Disclosure Agreement is terminated in accordance with its terms.

11.4           Succession and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her or its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Parent may, without the approval of the Representative (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, or (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Parent nonetheless shall remain responsible for the performance of all of its obligations hereunder) and, provided, further, that such prohibition shall not be applicable in the case of the death of any Shareholder.

11.5           Counterparts.  This Agreement may be executed by facsimile transmission in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

11.6           Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.7           Notices.  All notices, requests, demands, claims and other communications hereunder will be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed properly delivered (by hand, by facsimile transmission, by courier, express delivery or overnight mail service) to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Parties hereto):

If to the Representative:

Timothy P. Keenan

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP
1650 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Attention: Craig E. Chason
Fax:  703.770.7901

If to the Parent or Merger Sub:

Dynamics Research Corporation
Two Tech Drive
Andover, MA 01810
Attention: General Counsel
Fax:  978.289.1887

With a copy to:

Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
Attention: William Mutryn
Fax: 703.720.8610

Any such notice shall be deemed to have been given when personally delivered, when sent by facsimile with confirmation of receipt received on a business day during business hours (or the next succeeding business day), or when delivered by courier, express or overnight mail, with executed receipt on a business day (or the next succeeding business day).

11.8           Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Virginia without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Virginia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Virginia.

11.9           Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parent, Merger Sub and the Representative.  No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

11.10           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.11           Expenses.  Each of the Parties will bear his, her or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.  The Parent agrees that the Company may bear the Shareholders’ and Principal Equity Holders’ costs and expenses (including, without limitation, any of his legal or accounting fees and expenses) in connection with this Agreement and the transactions contemplated hereby to the extent such fees and expenses are paid prior to Closing; otherwise all Transaction Expenses shall be paid by the Principal Equity Holders.

11.12           Construction.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.  The Parties have participated jointly in the negotiation of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean “including without limitation.”

11.13           Incorporation of Exhibits.  The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

11.14           Specific Performance.  Each of the Parties acknowledge and agree that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 11.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

11.15           Submission to Jurisdiction.  Each of the Parties submits to the exclusive jurisdiction of any federal court sitting in the Commonwealth of Virginia, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.  Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.7 above.  Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

11.16           Representative.

(a)           Each Shareholder and Principal Equity Holder hereby irrevocably constitutes and appoints Timothy P. Keenan as the Representative, for the purpose of performing and consummating the transactions contemplated by this Agreement.  The appointment of Timothy P. Keenan as the Representative is coupled with an interest and all authority hereby conferred shall be irrevocable and the Representative is hereby authorized and directed to perform and consummate on behalf of the Shareholders and Principal Equity Holders all of the transactions contemplated by this Agreement.

(b)           Not by way of limiting the authority of the Representative, each and all of Shareholders and Principal Equity Holders, for themselves and their respective heirs, executors, administrators, successors and assigns, hereby authorize the Representative to:

(i)           waive any provision of this Agreement which the Representative deems necessary or desirable;

(ii)           execute and deliver on the Shareholders’ and the Principal Equity Holders’ behalf all documents and instruments which may be executed and delivered pursuant to this Agreement, including without limitation the Shares and any transfer documentation with respect thereto;

(iii)           (c) calculate, negotiate and agree to any adjustments to the Total Consideration;

(iv)           make and receive notices and other communications pursuant to this Agreement and service of process in any legal action or other proceeding arising out of or related to this Agreement or any of the transactions contemplated hereunder;

(v)           contest, negotiate, defend, compromise or settle any Action arising out of or related to this Agreement or any of the transactions contemplated hereunder through counsel selected by the Representative and solely at the cost, risk and expense of the Principal Equity Holders;

(vi)           satisfy any indemnification amounts owed pursuant to the terms herein;

(vii)           agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such indemnification obligations or Actions;

(viii)           resolve any Actions arising from the Shareholders’ or Principal Equity Holders’ indemnification obligations hereunder;

(ix)           take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise;

(x)           receive and distribute all or any portion of the Total Consideration or any other payment owing to the Shareholders or Principal Equity Holders hereunder in accordance with the terms herein or therein;

(xi)           appoint or provide for successor agents;

(xii)           select, retain, hire and consult with legal counsel, independent public accountants and other experts, solely at the cost and expense of the Principal Equity Holders;

(xiii)           pay expenses incurred or which may be incurred by or on behalf of the Shareholders or Principal Equity Holders in connection with this Agreement; and

(xiv)           take or forego any or all actions permitted or required of any Shareholder or Principal Equity Holders or necessary in the judgment of the Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement.

(c)           Each Shareholder and Principal Equity Holder agrees that the Representative shall have no liability to the Shareholders or Principal Equity Holders for any act or omission by the Representative as permitted under this Section, excepting only actions taken in bad faith, and each Shareholder and Principal Equity Holder hereby irrevocably waives and releases any claims it may have against the Representative for his acts and omissions hereunder other than any actions taken in bad faith.

(d)           EACH SHAREHOLDER AND PRINCIPAL EQUITY HOLDER UNDERSTANDS AND ACKNOWLEDGES THAT HE OR SHE IS: (A) AUTHORIZING THE REPRESENTATIVE TO ACT FOR THE SHAREHOLDERS AND PRINCIPAL EQUITY HOLDERS, COLLECTIVELY AND INDIVIDUALLY, WITH BROAD POWERS; AND (B) AGREEING THAT THE REPRESENTATIVE WILL NOT BE LIABLE TO THE SHAREHOLDERS AND PRINCIPAL EQUITY HOLDERS, COLLECTIVELY OR INDIVIDUALLY, UNLESS THE

REPRESENTATIVE ACTS IN BAD FAITH.  EACH SHAREHOLDER AND PRINCIPAL EQUITY HOLDER FURTHER ACKNOWLEDGES THAT HE OR SHE HAS BEEN ADVISED TO SEEK INDEPENDENT AND SEPARATE COUNSEL PRIOR TO SIGNING THIS AGREEMENT AND HAS HAD THE OPPORTUNITY TO DO SO.

(e)           In the event of the failure or refusal of Timothy P. Keenan to act as the Representative (or upon the death or incapacity (mental or physical) for more than 14 days of Timothy P. Keenan or any successor), the remaining Principal Equity Holders (including the estate or the heirs of Timothy P. Keenan) shall promptly appoint one of the remaining Principal Equity Holders as their agent for purposes of this Section 11.16.

(f)           The Parties hereby acknowledges certain funds have been deposited into the Reserve Account for the satisfaction of any and all Damages incurred by any Parent Indemnified Party in connection with, with respect to, or otherwise related to, the 401(k) Employer Contribution Error.  The Representative shall not distribute or otherwise liquidate any of the Reserve Fund until the 401(k) Employee Contribution Error is fully remedied, and shall pay any and all Damages with respect to the 401(k) Employer Contribution Error from the Reserve Fund promptly upon the written request of any Parent Indemnified Party therefor, which request shall contain a reasonably detailed accounting of such Damages.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

PARENT DYNAMICS RESEARCH CORPORATION, a Massachusetts corporation By:_/s/ David Keleher____________ Name: _David Keleher___________ Its: _Senior VP & CFO___________
MERGER SUB DRC-PRIZE ACQUISITION, INC. a Florida corporation By:_/s/ David Keleher____________ Name: _David Keleher___________ Its: _Treasurer__________________

[Signature Page to Merger Agreement]

COMPANY HIGH PERFORMANCE TECHNOLOGIES, INC. a Florida corporation By:_/s/ Timothy Keenan__________ Name: _Timothy Keenan__________ Its: _President___________________

PRINCIPAL EQUITY HOLDERS

_/s/ Timothy Keenan______________
Timothy Keenan

_/s/ Eleni Antoniou_______________
Eleni Antoniou

_/s/ Margaret Bauer______________
Margaret Bauer

_/s/ Curtis Bedke________________
Curtis Bedke

_/s/ Thomas Connell______________
Thomas Connell

_/s/ David Cradlin________________
David Cradlin

_/s/ Robert Jones________________
Robert Jones

_/s/ Scott Miller__________________
Scott Miller

  [Signture Page to Merger Agreement

_/s/ Michael Mikuta______________ Michael Mikuta _/s/ William Milligan______________ William Milligan _/s/ Ira Sachs___________________ Ira Sachs _/s/ Martin Shoup________________ Martin Shoup
REPRESENTATIVE _/s/ Timothy P. Keenan____________ Timothy P. Keenan

[Signature Page to Merger Agreement

Exhibit A

Definitions

“401(k) Employer Contribution Error” has the meaning set forth in Section 9.7(a).

“409A Plan” has the meaning set forth in Section 3.22(j).

“Accounting Firm” has the meaning set forth in Section 1.8(b)(iii).

“Accounting Firm Engagement Date” has the meaning set forth in Section 1.8(b)(iii).

“Acquired Employees” has the meaning set forth in Section 8.3.

“Acquisition Proposal” has the meaning set forth in Section 5.3(a)(i).

“Action” shall mean any dispute, claim, suit or other proceeding.

“ADSP” has the meaning set forth in Section 10.7(a).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Agreement” means this Stock Purchase Agreement together with all exhibits referred to herein.

“Allocation Percentage” has the meaning set forth in Section 1.7(b).

“Allocations” has the meaning set forth in Section 10.7(a).

“Appraisal Rights Law” has the meaning set forth in Section 1.12.

“Articles of Merger” has the meaning set forth in 1.2.

“Argy” has the meaning set forth in Section 1.8(a).

“Audited Financial Statements” has the meaning set forth in Section 3.8(a).

“Benefit Plans” has the meaning set forth in Section 3.22(a).

“Bid” means any bid, proposal, offer or quotation made by the Company or by a contractor team or joint venture, in which the Company is presently participating, that, if

PWSP#402688123
Exhibit A

accepted, would lead to the award of a Government Contract.

“Buy Out Agreements” means such buy out agreements prepared by the Company to redeem Shares held by the DeMinimus Shareholders, which Agreements shall be approved by the Parent prior to their distribution (if any) to the DeMinimus Shareholders and any execution thereof by the Company, such approval not to be unreasonably withheld or delayed.

“Certificate” has the meaning set forth in Section 1.9.

“Closing” has the meaning set forth in Section 1.13.

“Closing Balance Sheet” has the meaning set forth in Section 1.8(b)(i).

“Closing Bonus Payment” has the meaning set forth in Section 1.7(d).

“Closing Consideration” has the meaning set forth in Section 1.7(a).

“Closing Consideration Per Share” has the meaning set forth in Section 1.7(a).

“Closing Date” has the meaning set forth in Section 1.13.

“Closing Date Indebtedness” has the meaning set forth in Section 1.7(a).

“Closing Net Working Capital” has the meaning set forth in Section 1.8(b)(i).

“Closing Statement” has the meaning set forth in Section 1.8(b)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preface.

“Company Change of Control” shall mean the earliest to occur of (i) a merger or consolidation to which the Company is a party and which results in, or is effected in connection with, a change in ownership of a majority of the outstanding shares of voting stock of the Company, (ii) any sale or transfer of all, substantially all or any significant portion of the assets of the Company to an unaffiliated third party or (iii) the sale by Parent of a majority of the voting stock of the Company to an unaffiliated third party; provided, that, no merger or consolidation to which the Company is a party, and which is effected in connection with a reorganization, reincorporation or restructuring shall be considered a “Company Change of Control” for purposes of this Agreement.

“Company Financial Statements” has the meaning set forth in Section 3.8(a).

“Company Intellectual Property” means all of the Owned Intellectual Property and the Licensed Intellectual Property necessary to, used by, or held for use, in any manner whatsoever, in the conduct or operation of the business of the Company.

“Company IP Agreements” means (a) licenses of, options to or covenants not to sue or assert with respect to, Intellectual Property by the Company to any third party or any other instruments or other arrangements to which the Company is a party, pursuant to which any third party has obtained any right, title or interest in any Intellectual Property, (b) licenses or sublicenses of Intellectual Property by any third party to the Company, or any other permissions or agreements pursuant to which the Company has obtained any right, title or interest in Intellectual Property, (c) agreements between the Company and any third party relating to the use, development, prosecution, enforcement or commercialization of Intellectual Property, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned Intellectual Property.

“Company Owned Software” means all Company Software to which the Company owns all right, title and interest.

“Company Software” means all Software (a) material to the operation of the Company’s business, other than commercially available “off the shelf” Software, or (b) manufactured, distributed, sold, licensed or marketed by the Company, including but not limited to Software embodied in Products.

“Company Stock” means the issued and outstanding shares of 1-Vote common stock, $0.01 par value, of the Company and 10-Vote common stock, $0.01 par value, of the Company.

“Consent Solicitation Statement” has the meaning set forth in Section 5.9.

“Contract” has the meaning set forth in Section 3.17(a).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Damages” means actual damages, dues, penalties, fines, amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, expenses, and fees, including lost profits, court costs and reasonable attorneys’ fees and expenses, provided that, except to the extent payable in connection with a third party claim, Damages shall not include punitive, special, consequential or incidental damages and provided further, that for purposes of clarity, (i) the term "consequential damages" referred to in the immediately preceding proviso shall not include lost profits and (ii) Damages shall not include claims based on diminution in value.  Notwithstanding anything to the contrary in this definition of "Damages" (i), an Estimated Tax Increase resulting from a Failed 338(h)(10) Election constitutes "Damages" (so long as the Failed 338(h)(10) Election was not the result of a breach of the covenant in Section 10.4 by Parent or its Affiliates (including, after Closing, the Company); provided, however, that the Principal Equity Holders shall only be liable for 90% of such Damages and the aggregate amount of “Damages” paid in connection with an Estimated Tax Increase resulting from a Failed 338(h)(10) Election shall not exceed the Failed 338(h)(10) Election Cap and (ii) the exclusion from Damages of diminution in value claims shall not reduce Damages otherwise payable hereunder in connection with a third party claim.

“Deductible” has the meaning set forth in Section 9.7(a).

“DeMinimus Shareholders” means the following Shareholders that collectively own approximately 0.3% of the Company Stock:  Frank Salvatore, Christopher Stover, John Hudzina, David Marburg and Pamela Ochs and Option Holders, if any, that exercise options prior to the Closing.

“Disclosure Schedule” has the meaning set forth in the preface to Article 3.

“Disputed Items” has the meaning set forth in Section 1.8(b)(iii).

“Dissenting Shares” has the meaning set forth in Section 1.12.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA, as amended.

“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA, as amended.

“Environmental Laws” means any applicable federal, state, local or foreign laws, statutes, rules, regulations, standards, requirements, rules and principles of common law, ordinances and codes, including any judicial and administrative interpretations thereof, relating to (a) the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances; or (c) safety issues (including occupational safety and health), in each case as amended and as in effect on the date hereof.

“Environmental Permit” means any permit, license, review, certification, approval, registration, consent or other authorization issued pursuant to any Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.22(a).

“Escrow Account” has the meaning set forth in Section 1.7(b)(i).

“Escrow Agent” has the meaning set forth in Section 1.7(b)(i).

“Escrow Agreement” has the meaning set forth in Section 1.7(b)(i).

“Escrow Amount” has the meaning set forth in Section 1.7(b)(i).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.8(a)(i).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 1.8(a)(i).

“Estimated Net Working Capital Adjustment” has the meaning set forth in Section 1.8(a)(ii).

“Estimated Net Working Capital Adjustment Statement” has the meaning set forth in Section 1.8(a)(i).

“Estimated Tax Increase” means an increase in the Company’s Tax liability which would reasonably be expected to occur solely as a result of the Company’s loss of Tax benefits due to a Failed 338(h)(10) Election and will be measured by computing the present value (determined by using a discount rate of 13%) of the tax detriment to Parent determined by applying the marginal blended federal and state income tax rate for the year in which the Closing occurs applicable to the Parent (and it subsidiaries taken as a whole) to the lost amortization and/or depreciation deductions of Parent.

“FBCA” means the Florida Business Corporation Act.

“Failed 338(h)(10) Election” shall mean a final determination by the Internal Revenue Service that the Company is not entitled to make the Code Section 338(h)(10) Election because either (i) the Company failed to qualify as a Subchapter S Corporation at the time of the Closing and such failure was due to the Company's failure to satisfy the requirements of Section 1361 of the Code solely as the result of a an event or circumstance occurring prior to the Closing and that is unrelated to the transactions contemplated by this Agreement, or (ii) unless waived by the Parent, any of the Shareholders failed to execute and deliver the Section 338 Forms to the extent such forms were required to be executed by the Shareholders at or prior to Closing.

“Failed 338(h)(10) Election Cap” shall mean the aggregate amount of indemnity that shall be paid in the event of a Failed 338(h)(10) Election.  In no event shall the Failed 338(h)(10) Election Cap exceed twenty million seven hundred thousand dollars ($20,700,000).  If the final determination for the Failed 338(h)(10) Election provides for a Tax assessment for the taxable year of Parent in which the Closing occurs (such year, the “Closing Year”), then the Failed 338(h)(10) Election Cap shall be twenty million seven hundred thousand dollars ($20,700,000).  If the final determination for the Failed 338(h)(10) Election does not apply to the Closing Year either because of the expiring of the statute of limitations period for the Closing Year or because the Internal Revenue Service otherwise did not pursue what would have been a valid assessment for such year resulting from the Failed 338(h)(10) Election, then the first step in calculating the Failed 338(h)(10) Election Cap shall be to determine the difference between (i) twenty million seven hundred thousand dollars ($20,700,000); and (ii) the Tax benefits available to Parent and its subsidiaries by reason of the Section 338(h)(10) Election during the Closing Year (such difference, the “Modified Cap”).  In addition, in determining the Failed 338(h)(10) Election Cap in situations where the year in which the first Tax assessment related to a final determination of a Failed 338(h)(10) Election (such year, the “First Assessment Year”) occurs in a taxable years after the Closing Year because of the expiring of the statute of limitation periods for one or more Tax Years or because the Internal Revenue Service otherwise did not pursue what would have been a valid Tax assessment with respect to such years resulting from the Failed 338(h)(10) Election (“Closed Years”), the Failed 338(h)(10) Election Cap shall be further reduced by reducing the Modified Cap proportionately based upon the number of Closed Years that have passed between the Closing Year and First Assessment Year.  Specifically, where the First Assessment Year occurs after the Closing Year, the Failed 338(h)(10) Election Cap shall be calculated as the product of (A) the Modified Cap; and (B) the quotient determined where (1) the numerator represents the difference between (x) fourteen and (y) the number of Closed Years that have passed between the Closing Year and the First Assessment Year; and (2) the denominator is fourteen.

“Finally Determined Net Working Capital” has the meaning set forth in Section 1.8(b)(iv).

“Fundamental Company Representations” are the representations and warranties contained in the following Sections: 3.2, 3.5, 3.10, and 3.22.

“Fundamental Shareholder Representations” are the representations and warranties contained in the following Sections: 2.1 and 2.3.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign, as well as any corporations owned or chartered by any such governmental agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality.

“Government Contract” means any Government Prime Contract or Government Subcontract, together with any modifications, amendments or waivers thereto, as to which either (a) any performance is outstanding; (b) the Government has not made final payment; (c) any routine cost audits have not been completed; or (d) there is presently any outstanding audit, investigation, or dispute.  A task order or delivery order is not itself a Government Contract but is a part of the Government Contract under which it was issued.

“Government Prime Contract” means any prime contract, basic ordering agreement, letter contract, or purchase order between the Company and any state or the Federal government.

“Government Subcontract” means any Subcontract, basic ordering agreement, letter Subcontract, or purchase order between the Company and any higher-tier contractor with respect to a Government Prime Contract.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous, or a “pollutant” or “contaminant” or otherwise regulated, under any Environmental Law.  Hazardous Substance includes any substance for which exposure is regulated by any Governmental Entity or any Environmental Law including, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead, mold, mold spores and mycotoxins or polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“HSR Filing” has the meaning set forth in Section 5.8.

“Income Tax” means all Taxes on income.

“Indebtedness” means, with respect to any Person, any obligations (including, without limitation, principal, premium, accrued interest, reimbursement or indemnity obligations, bonds, financing arrangements, prepayment and other penalties, breakage fees, sale or liquidity participation amounts commitment and other fees and related expenses) and all other amounts payable in connection therewith (a) with respect to indebtedness of such Person, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), including factoring arrangements or asset securitizations; and (b) representing foreign exchange contracts, interest rate and currency swap arrangements or any other arrangements designed to provide protection against fluctuations in interest or currency rates.

“Indemnified Party” means the Party seeking indemnification.

“Indemnifying Party” means the Party from whom indemnification is sought.

“Indemnity Percentage” has the meaning set forth in Section 9.2(a).

“Information Statement” has the meaning set forth in Section 5.9.

“Intellectual Property” means individually and collectively, (a) all inventions, inventions disclosures (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto, trade secrets, know-how, and other confidential or proprietary technical, business and other information, including but not limited to, manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, technical, financial, marketing and business data and plans, pricing and cost information, customer and supplier lists, and all rights in any jurisdiction to limit the use or disclosure thereof (“Trade Secrets”), (b) all United States, foreign and international patents, patent applications and statutory invention registrations, utility models, reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by international treaties and conventions (“Patents”), (c) all trademarks, service marks, trade dress, logos, trade names and corporate names, uniform resource locator (“URL”) addresses, domain names, symbols, slogans, and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights, registrations and applications therefor throughout the world, and all other rights associated therewith (“Marks”), (d) all copyrightable works and all copyrights and works of authorship of any type, registrations and applications therefor throughout the world, all moral and common law rights, and all other rights associated therewith (“Copyrights”) and (e) all computer software including but not limited to programs and databases in any form, source code, object code, operating systems and specifications, data, databases, database management code, firmware, algorithms, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, data formats, internet web sites, web content and links, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations (“Software”).

“Interim Financial Statements” has the meaning set forth in Section 3.8(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means that which is actually known by a Person or would reasonably be expected to be known by a Person based on such person’s reasonable inquiry in the course of performing his or her respective responsibilities on behalf of the Company.  In the case of the Company, “Knowledge” means the “Knowledge” of each the Principal Equity Holders.  In the case of the Parent, “Knowledge” means the “Knowledge” of each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Vice President and General Counsel of Parent.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, proclamation, treaty, convention, rule, regulation, directive, requirement, order, writ, injunction, settlement, or Permit that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter of Transmittal” has the meaning set forth in Section 1.9.

“Licensed Intellectual Property” means Intellectual Property licensed to the Company pursuant to the Company IP Agreements.

“Lien” means any mortgage, pledge, lien, encumbrance, restriction, option, charge or security interest of any kind or nature whatsoever.

“Majority Shareholder” means Timothy P. Keenan.

“Marks” has the meaning set forth in the definition of “Intellectual Property”.

“Material Adverse Effect” means, any change, circumstance or effect, individually or together with other changes, circumstances or effects, that would result in a material adverse effect on the assets, results of operations, financial condition or business of the Company, taken as a whole, or on the Company’s ability to consummate the transactions contemplated hereby, but shall not include any adverse effect resulting from any change, circumstance or effect relating to (i) the economy or financial, banking or securities markets in general, (ii) national or international political or social conditions, including acts of terrorism and the engagement by the

United States in hostilities, (iii) the execution and delivery of this Agreement, the announcement and performance hereunder (including any cancellations or delays in contract awards and any impact on relationships with customers, prime contractors, Subcontractors or suppliers); provided that none of the events set forth in items (i) or (ii) shall have had a disproportionate effect on the Company, (iv) the effect of any action taken by Parent or its Affiliates with respect to the transactions contemplated hereby or (v) the effect of any changes in applicable Laws or accounting rules and standards.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the preface to this Agreement.

“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.

“Mini Basket” has the meaning set forth in Section 9.7(a).

“Net Working Capital” shall mean the current assets of the Company (including cash) less the current liabilities of the Company as of the Closing Date, as determined in accordance with GAAP and, to the extent consistent with GAAP, on the basis of the same accounting principles, practices, methodologies, consistent classifications, valuations, judgments and policies used by the Company in preparing the balance sheet included in the Audited Financial Statements; provided, that Net Working Capital shall (i) exclude any Indebtedness of the Company that is extinguished contemporaneous with Closing, (ii) exclude any current or deferred income tax assets and liabilities, (iii) exclude any Transaction Expense, (iv) exclude any Option Cancellation Payments and (v) exclude any Closing Bonus Payments.

“NISPOM” has the meaning set forth in Section 3.18(h).

“Noncompetition Agreement” means the noncompetition, nonsolicitation and confidentiality agreement in substantially the form of Exhibit K hereto.

“Nonconsenting Shareholders” has the meaning set forth in Section 5.9.

“Non-Disclosure Agreement” means that certain letter agreement, executed as of February 18, 2011, by and between the Company and the Parent.

“Objection Notice” has the meaning set forth in Section 1.8(b)(iii).

“OCI” has the meaning set forth in Section 3.18(i).

“Option” and “Options” have the meanings set forth in Section 1.7(c).

“Option Cancellation Agreements” means the Option Cancellation Agreements, substantially in the form attached hereto as Exhibit L, by and between the Company and each of the holders of Options listed in Exhibit F.

“Option Cancellation Payment” shall have the meaning set forth in Section 1.7(c).

“Option Holder” has the meaning set forth in Section 1.7(c).

“Owned Intellectual Property” means the Intellectual Property owned by or exclusively licensed to the Company.

“Parent” has the meaning set forth in the preface.

“Parent Indemnified Party” and “Parent Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Party” and “Parties” has the meaning set forth in the preface.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“Payoff Instructions” has the meaning set forth in Section 1.7(e).

“Pension Plans” has the meaning set forth in Section 3.22(a).

“Permits” has the meaning set forth in Section 3.11.

“Permitted Liens” means (A) any Lien for taxes, assessments or other governmental levies, fees or charges which are not yet due and payable; (B) mechanics liens and similar liens for labor, materials or supplies provided with respect to real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at closing; and (C) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the Company’s business thereon.

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization, or Governmental Entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Preferred Bidder Status” means “small business,” “small disadvantaged business,” protégé status, woman-owned small business, or other preferential status (including, but not limited to, participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under Section 8(a) of the Small Business Act) or a “minority set aside” or other “set aside” status.

“Principal Equity Holders” means the Principal Shareholders and the Principal Option Holders.

“Principal Equity Holder Indemnified Party” and “Principal Equity Holder Indemnified Parties” have the meanings set forth in Section 9.3.

“Principal Option Holders” means the following individuals: Maggie Bauer, Curt Bedke, Jen Connell and Scott Miller.

“Principal Shareholders” means the following individuals: Eleni Antoniou, Ira Sachs, David Cradlin, William Milligan, Robert Jones, Timothy Keenan and Martin Shoup.

“Products” means any products sold, manufactured or developed, and any services provided, by the Company.

“Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.

“Recommendation” has the meaning set forth in Section 5.9.

“Registered Intellectual Property” has the meaning set forth in Section 3.14(c).

“Related Persons” means any director, officer, consultant, employee or Affiliate of the Company or any Shareholder or any family member or Affiliate of any of the foregoing.

“Relevant Breach” has the meaning set forth in Section 9.7(e).

“Remaining Disputed Items” has the meaning set forth in Section 1.8(b)(iii).

“Requisite Vote” means the affirmative vote of at least a majority of all issued and outstanding shares of Company Stock.

“Reply Deadline” has the meaning set forth in Section 1.8(b)(iii).

“Representative” has the meanings set forth in the preface.

“Reserve Account” has the meaning set forth in Section 1.7(e).

“Section 338 Forms” means Form 8023 and such other forms supplied by Parent, all of which are substantially in the form attached hereto as Exhibit J.

“Section 338(h)(10) Election” has the meaning set forth in Section 10.7(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” means those shareholders set forth on Schedule 1 hereto as such Schedule shall be amended from time to time prior to Closing to reflect the exercise of Options, if any, any repurchase by the Company of Shares held by DeMinimus Shareholders and any other acquisition of Company Stock by any other Person.

“Shares” has the meaning set forth in the Section 1.6(b).

“Software” has the meaning set forth in the definition of “Intellectual Property.”

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target Net Working Capital” means $6,000,000.

“Tax” and “Taxes” means for purposes of this Agreement all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including but not limited to, income, gross receipts, excise, property, sales, use, transfer, net worth, franchise, environmental, payroll, withholding, social security or other taxes, customs, duties and/or fines, including any interest, penalties or additions attributable thereto.

“Tax Benefit” has the meaning set forth in Section 9.7(f)(i)

“Tax Detriment” has the meaning set forth in Section 9.7(f)(ii).

“Tax Return” means any return, report, information return or other document, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes.

“Third Party Claim” has the meaning set forth in Section 9.6.

“Total Consideration” has the meaning set forth in Section 1.6(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Transaction Expenses” has the meaning set forth in Section 1.7(d).

“URL” has the meaning set forth in the definition of “Intellectual Property”.

“Welfare Plans” has the meaning set forth in Section 3.22(a).

“Written Consents” has the meaning set forth in Section 5.9.

Exhibit B

Articles of Merger

Exhibit B

Exhibit C

Articles of Incorporation

Exhibit C

Exhibit D

Bylaws

Exhibit D

Exhibit E

Form of Escrow Agreement

(to be attached)

Exhibit E

Exhibit F

Holders of Options

PWSP#402918821
Exhibit F

Exhibit G

Closing Bonus Payments

Exhibit G

Exhibit H

Letter of Transmittal

Exhibit H

Exhibit I

Disclosure Schedule

Exhibit K

Exhibit J

Sectiion 338(h)(10) Election Forms

(to be attached)

Exhibit J

Exhibit K

Form of Non-competition Agreement

(to be attached)

Exhibit K

Exhibit L

Form of Option Cancellation Agreement